Exhibit 99.1

News Release

February 11, 2011

TELUS Reports Fourth Quarter 2010 Results

 EPS grows 43 per cent, EBITDA up 7 per cent, free cash flow increases

Results driven by growth in wireless subs, ARPU, high-speed Internet, record TV additions

Vancouver, B.C. — TELUS Corporation reported fourth quarter 2010 revenue of $2.55 billion, an increase of more than four per cent. This increase was generated by nine per cent growth in wireless revenue and seven per cent growth in wireline data revenues, which more than offset declines in traditional voice services.

Notably, wireless average revenue per unit (ARPU) increased 1.9 per cent this quarter, the first year-over-year increase in 14 quarters. In this seasonally strong quarter, the company added 119,000 wireless subscribers and a record 48,000 TV subscriptions due to the success of Optik TV. In 2010, total customer connections increased by 378,000, generated by a seven per cent increase in wireless subscribers and 85 per cent growth in TELUS TV customers, partially offset by continued declines in landline connections.

Consolidated fourth quarter earnings before interest, taxes, depreciation and amortization (EBITDA) increased by over seven per cent due to revenue growth, lower restructuring costs and ongoing benefits from efficiency initiatives. Reported net income and earnings per share (EPS) for the fourth quarter were $227 million and 70 cents, representing year-over-year increases of 46 and 43 per cent, respectively. When the fourth quarter of 2009 is adjusted to exclude a loss on redemption of debt and both quarters are adjusted for favourable income tax related adjustments, fourth quarter 2010 net income and EPS increased by 41 per cent and 40 per cent, respectively.

The consolidated and segment results were consistent with the company’s most recent 2010 public guidance provided last December.

Free cash flow of $121 million this quarter increased by $171 million. The increase reflects lower cash interest payments and improved EBITDA, partially offset by higher capital expenditures.

FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	3 months ended December 31
(unaudited)	2010	2009	% Change
Operating revenues	2,551	2,443	4.4
Operations expense	1,672	1,577	6.0
Restructuring costs	32	77	(58.4)
EBITDA(1)	847	789	7.4
Net income(2)(3)	227	156	45.5
Earnings per share (EPS), basic(2)(3)	0.70	0.49	42.9
Capital expenditures	564	514	9.7
Free cash flow(4)	121	(50)	—
Total customer connections (millions)(5)	12.25	11.88	3.2

(1)

Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring costs. See Section 6.1 in 2010 fourth quarter Management’s review of operations.

(2)

Net income and EPS for the fourth quarter of 2010 included favourable income tax-related adjustments of approximately $10 million or 3 cents per share, compared to $71 million or 23 cents per share respectively for the same period in 2009.

(3)

Net income and EPS for the fourth quarter in 2009 included an unfavourable after-tax impact of approximately $69 million or 22 cents per share resulting from the loss on early partial redemption of June 2011 notes.

(4)	See Section 6.2 in 2010 fourth quarter Management’s review of operations.
(5)	The sum of wireless subscribers, network access lines (NALs), Internet access subscribers, and TELUS TV subscribers (IP TV and satellite TV).

“These results demonstrate the success of TELUS’ strategy to make significant investments over recent years in advanced wireline and wireless broadband infrastructure,” said Darren Entwistle, TELUS President and CEO. “These investments have underpinned our strong competitiveness and increasing growth in wireless and wireline data services.”

“Importantly, the positive reaction of our customers to the advanced functionality of smartphones on Canada’s fastest coast-to-coast network accelerated wireless data revenue growth and drove higher year-over-year average revenue per unit this quarter for the first time in over three years, and by extension a material uplift in EBITDA. Similarly, I am encouraged by our team’s delivery of cutting edge wireline data services that are attracting new customers including strong Optik TV and high-speed Internet net additions,” noted Mr. Entwistle.

“Looking forward over each of the next three years, I expect the monetisation of the significant investments that TELUS has made in its broadband infrastructure, to support attractive growth in operating earnings, net income, free cash flow and our dividend growth model,” stated Mr. Entwistle.

Robert McFarlane, TELUS Executive Vice-President and CFO, said “TELUS’ positive operational performance and treasury activities in 2010 have reinforced its strong financial position with profits increasing and leverage decreasing. With growing operating earnings, declining debt costs following two very successful debt re-financings and declining cash taxes, TELUS expects its free cash flow growth to continue into 2011. Given our healthy liquidity and financial position, we voluntarily funded a $200 million pension contribution in January 2011. Moreover, starting this quarter we are reducing share dilution by providing shares through open market purchases rather than issuances from treasury. In summary, we are entering 2011 with momentum and from a position of financial strength.”

The 2011 consolidated and segmented targets announced in mid-December have been reaffirmed.

This news release contains statements about expected future events and financial and operating performance of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2011 targets), qualifications and risk factors referred to in the Management’s discussion and analysis in the 2009 annual report, and in the 2010 quarterly reports. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

OPERATING HIGHLIGHTS

TELUS wireless

•                  External wireless revenues increased by $113 million or 9.2% to $1.34 billion in the fourth quarter of 2010, compared to the same period a year ago, driven by a 6.9% increase in the subscriber base and higher revenue per customer.

•                  Data revenue growth accelerated over recent periods increasing by $87 million or 36% to $326 million due to increased adoption of smartphones and related data plans and applications, increased sales of mobile Internet keys and tablets, and higher in-bound volumes of data roaming, partly offset by lower roaming rates.

•                  Blended ARPU (average revenue per subscriber unit) per month increased by 1.9% to $58.48. This is the first year-over-year increase in quarterly ARPU since the second quarter of 2007. Data ARPU growth of 27% to $16.01, exceeded the moderating voice ARPU decline.

•                  Total net subscriber additions of 119,000 declined by 2.5% reflecting increased competition from new entrants. Postpaid subscriber growth of 109,000 was unchanged from a year ago.

•                  Smartphones represented 46% of postpaid gross additions in the fourth quarter, as compared to 25% in same period last year. Higher revenue smartphone subscribers now represent 33% of total postpaid subscribers compared to 20% a year ago.

•                  Cost of acquisition per gross addition increased year-over-year by 2.1% to $388, reflecting a higher per-unit subsidy largely caused by a higher smartphone mix.

•                  Cost of retention of $170 million increased by 28%, primarily reflecting higher retention volumes and equipment subsidy costs from increased migrations to higher cost smartphones.

•                  Blended monthly subscriber churn increased slightly by 12 basis points to 1.72%, reflecting increased number of competitors and price discounting in the market.

•                  Wireless EBITDA of $476 million increased by $41 million or 9.4% due to improved data revenue growth, subscriber growth, higher ARPU and lower bad debt expense.

•                  Simple cash flow (EBITDA less capital expenditures) increased by $41 million to $284 million in the quarter due to strong EBITDA growth and flat capital spending.

TELUS wireline

•                  External wireline revenues decreased slightly by $5 million to $1.21 billion in the fourth quarter of 2010, when compared with the same period in 2009, primarily due to continued declines in traditional local and long-distance revenues, offset by strong growth in data revenues.

•                 Data revenues increased by $37 million or 6.7%, reflecting strong TELUS TV subscriber growth, increased Internet, enhanced data and hosting services, and higher managed workplace revenues.

•                  TELUS TV net additions were a record 48,000, an increase of 45% over the same period last year, due to the launch of the Optik TV brand in June 2010, as well as increased installation capabilities, enhanced service including PVR Anywhere and expanded broadband coverage. The TELUS TV subscriber base totals 314,000, up 85% over last year.

•                  TELUS high-speed Internet net additions of 18,000 increased by 64% from a year ago due to the launch of Optik High Speed™ Internet and Optik TV service in June, as well as the continued broadband expansion and accompanying speed enhancement.

•                  Total network access lines (NALs) declined by 55,000 to 3.74 million, down 5.7% from a year ago due to competition and wireless substitution. Residential NAL losses of 37,000 were 8,000 less compared to same period last year. The improvement reflects enhanced bundling capabilities with the launch of Optik and retention offers. Business NALs declined by 18,000 primarily from competitive factors, conversion of voice lines to more efficient IP services and slower growth in data lines from completion of certain large enterprise deals.

•                  Wireline EBITDA of $371 million increased by $17 million or 4.8% due to lower restructuring costs and operational savings from efficiency initiatives, partially offset by the costs associated with high growth services such as Optik TV.

•                  Simple cash flow decreased by $33 million to negative $1 million due to a $50 million increase in capital spending.

CORPORATE AND BUSINESS DEVELOPMENTS

TELUS expands Optik footprint to more than 2 million households

The company continued to expand its Optik TV and high-speed Internet broadband footprint in communities across British Columbia, Alberta, and Eastern Quebec. At the end of 2010, TELUS’ IP TV footprint covered 2.1 million households. In addition, the company continued to upgrade its broadband network to VDSL2 technology, enabling data download speeds of up to 30 Mbps, which permits Optik TV subscribers to watch or record up to four channels (three in HD) simultaneously on any TV in the home.

TELUS makes it clear and simple to upgrade to newest wireless device
In November, TELUS launched the Clear and Simple Device Upgrade program to help customers upgrade to the latest and greatest wireless devices faster, without waiting for contract renewal time. The program creates a transparent linkage between the real price of today’s powerful wireless devices and the sizeable discount customers receive when they select an optional one, two, or three year term contract. Customers who wish to upgrade to a new device before the end of their term can simply pay an Early Device Upgrade Fee (EDUF) equivalent to the unrecovered portion of the original handset discount. The closer they are to the end of their contract term, the lower their EDUF will be. Customers can then sign up for a new term and enjoy promotional pricing on a new device.

TELUS’ Chief Marketing Officer predicts consumer 2011 technology trends

With increased adoption of smartphones, the Android explosion and the successful launch of Windows Phone 7, smartphones took centre stage as 2010’s top technology. Looking ahead, David Fuller, TELUS’ Chief Marketing Officer predicts 2011 will be a year that new options in hardware and services will enable consumers to do more in more places than ever before — Facebook posting on the television, video gaming on powerful smartphones and finishing last night’s TV viewing on a tablet on the train. In 2011, it’s about flexibility and choosing the best screen for the job, whether that’s a smartphone, tablet, e-reader, gaming device, home computer or TV. David’s top five trend predictions for 2011 include:

1.               Growth in tablets and mobile-enabled accessories and peripherals

2.               Increasing use of Smartphones as WiFi hotspots

3.               Over The Top and multi-screen Video Services for TV Anywhere

4.               Internet-powered interactive TV services for sharing content

5.               Mobile platforms transition to cloud-based computing.

Quebec Major Junior Hockey League on TELUS Mobile TV

TELUS announced that the action and excitement of the Quebec Major Junior Hockey League (QMJHL) is now available to TELUS wireless subscribers for free and right at their fingertips as the company made the QMJHL Network available on TELUS Mobile TV. Fans can watch over a dozen regular-season and playoff games from any location, on their Android, BlackBerry, and other smartphones. In addition to the new mobile application, TELUS TV will carry select Rimouski Océanic, Baie-Comeau Drakkar and Quebec Remparts hockey games. All 612 regular-season games, as well as playoff matches will be available on Webcast. Fans can also download a wide range of ringtones, images, videos and other content from the QMJHL. See all the available content at lhjmq.montelus.com.

TELUS health space in two trials before national roll-out

In November, TELUS announced the launch of a large trial of TELUS health space, powered by Microsoft HealthVault, involving 2,000 TELUS team members across Canada. In January, the TELUS Health Space platform extended into the Canadian healthcare landscape with its first external pilot with 200 participants in Quebec City at La Cité Médicale.

TELUS health space is giving Canadians the ability to create, store and manage their family’s health information in a safe environment utilizing the latest in encryption and protection technology. This includes moving personal health information quickly and securely across the healthcare continuum whether it’s at home, in a clinic, at a hospital or wherever consumers’ lifestyles or business travels take them. In a world where wireless network technology has enabled powerful mobile computing, health information can soon be right at their fingertips using their smartphones and tablets.

TELUS wins array of top disclosure awards in Canada

TELUS received four awards from the Canadian Institute of Chartered Accountants (CICA), including the Overall Award of Excellence for Corporate Reporting, recognizing the company’s 2009 corporate reporting. The awards were given for all aspects of corporate reporting including the annual report, information circular, corporate social responsibility report and online investor relations and corporate governance information. In addition to the top award, TELUS was awarded an honourable mention (second best in Canada) for excellence in sustainable development reporting, an honourable mention for excellence in corporate governance disclosure, and was tops in the communications and media sector.

In February, TELUS was recognized with the 2011 IR Magazine Canada Award for Best Financial Reporting. This recognition was based on an independent survey of 250 analysts and portfolio managers from across Canada and the United States.

TELUS’ chief general counsel named one of Canada’s Most Powerful Women

For the third time in four years Audrey Ho, TELUS’ senior vice-president and chief general counsel, was named one of Canada’s Most Powerful Women by the Women’s Executive Network (WXN). Audrey was recognized in the Executive category for her achievements in 2009. She has led the evolution of many TELUS board governance practices that have been externally recognized as exemplary. Recently, this has included the development of our ‘say on pay’ policy and enhanced disclosure of executive compensation. Ms. Ho also dedicates time to the community as a board member of various non-profit organizations. She has participated in WXN’s Wisdom II mentoring program, and is an advisory council member to the Dean of the Faculty of Law at the University of British Columbia. As well, she is TELUS’ representative on the Canadian Board Diversity Council. The goal of the council is to improve the diversity of corporate and public sector boards in Canada.

TELUS vice-president community affairs lauded for leadership excellence

In February, the Canadian Women in Communications (CWC) bestowed their Leadership Excellence Award in the Innovator category to Jill Schnarr, TELUS vice-president of Community Affairs. The annual awards recognize accomplished women in the communications and technology sectors and those who support their advancement. Ms. Schnarr leads TELUS’ community investment team, where she has spearheaded a transformation to focus on corporate philanthropy based on innovative business initiatives in three key areas - creating healthy communities through grassroots support, engaging employees in the community and supporting causes aligned with TELUS’ business strategy. Ms. Schnarr is also the national chair of Connections — the TELUS women’s network. Through Connections, she is helping foster a culture of learning and development, engagement and recognition for women at TELUS and in the community. Canadian Women in Communications is a national, bilingual organization dedicated to the career advancement of women through networking, targeted professional development and recognition.

TELUS takes its place on Top 100 Employers list

For the second straight year, TELUS earned a place on the Top 100 Canadian Employers list, reflecting the company’s success in creating an industry-leading workplace for attracting and retaining employees. TELUS is the only telecommunications company to achieve this honour. TELUS was recognized for community involvement, workplace environment, and training and development programs. The company earned the highest scores possible in categories that considered physical workspace, training and community investment. This year, the organizers examined  2,750 applications to select the top 100.

TELUS International Philippines launches university

TELUS International Philippines (TIP) announced TELUS International University (TIU), a unique program providing continuing education opportunities for ambitious TIP team members. TIP has partnered with leading educational institutions in the Philippines, such as De la Salle University and University of Asia and the Pacific, to provide the opportunity for team members to earn college degrees in various fields while concurrently working full-time. By participating in TIU, qualified team members can save up to 50 per cent on the cost of their tuition. TIP will make its training facilities available so instructors and professors from participating schools can hold classes directly at TELUS sites. TIU will also offer several extracurricular clubs that cater to the interests of the students, such as photography, sports, and travel.

TELUS presented the National Philanthropy Business Leader Award

In November, TELUS was again recognized for extraordinary giving when it received the 2010 National Philanthropy Business Leader Award from the David Foster Foundation. This foundation helps families of kids under the age of 19 who are in need of or are recipients of organ donations. TELUS has committed ongoing support to help children who are fighting for their lives. TELUS uses its national reach, major investments in healthcare technology, and spirited team members to drive awareness and increase the number of Canadians registered as organ donors.

Transactel recognized by United Way for commitment to giving

Transactel, a TELUS International company based in Latin America, has been honoured with three awards from the United Way in Guatemala - Heroes of Volunteerism, Heroes of Employee Fund Participation and Golden Hero. Transactel received the Heroes of Volunteerism for the largest participation of volunteers of any company in Guatemala when more than 2,000 team members participated in their second annual TELUS / Transactel Day of Service. The Heroes of Employee Fund Participation recognized the largest employee contribution of any company in Guatemala, as 65 per cent of Transactel employees participated in the company’s 2010 giving programs. Transactel president Guillermo Montano was honoured as a Golden Hero for his personal commitment in leading the company’s corporate social responsibility movement in Guatemala.

TELUS Diabetes ‘Balance’ Campaign brings insulin pumps to kids in need

In November, TELUS announced the launch of a new campaign to help raise $200,000 to purchase insulin pumps and other life-saving devices for children across Canada. The TELUS Diabetes ‘Balance’ Campaign launched during World Diabetes Day 2010. Through a new interactive TELUS website, the TELUS Diabetes ‘Balance’ Campaign will give Canadians the opportunity to test how well they can ‘balance’ and help TELUS give insulin pumps to kids who need them. For each participant who plays the online balancing game, $1 goes toward the purchase of a new insulin pump. If you forward the link, an additional dollar goes toward the cause.

TV marketing campaign raises close to $4 million for B.C. and Alberta community charities

TELUS is approaching the $4 million mark committed to local communities across British Columbia and Alberta as a result of its Community TELUS TV campaign. Since 2009, TELUS has donated $100 for every new customer who signs up for TELUS Optik TV or TELUS Satellite TV service in more than 20 participating communities to a local charity. Each program runs one full year from its launch.

TELUS’ Go Pink campaign raises $2 million to support battle against breast cancer

In May 2010, TELUS announced it would donate $25 from every pink Blackberry sold across Canada through the end of the year towards digital mammography machines or other breast cancer detection equipment in regional hospitals. Combined with employee and corporate donations, the campaign raised more than $2 million. The Go Pink campaign will help buy digital mammography machines or other innovative breast cancer technology for healthcare facilities in communities across Canada, including BC Women’s Hospital & Health Centre Foundation, Alberta Cancer Foundation, Saskatchewan Cancer Agency, CancerCare Manitoba, Princess Margaret Hospital Foundation in Toronto, The Ottawa Hospital Foundation, Segal Cancer Center at the Montreal Jewish General Hospital, the Juravinski Cancer Center in Hamilton, and QEII Health Sciences Centre in Halifax.

Global recognition for TELUS Go Pink Facebook campaign

TELUS’ Pink Facebook app that allowed users to turn their profile picture pink achieved global recognition. More than 800,000 users went online to go pink, triggering a $200,000 donation from TELUS to help fight breast cancer. Additionally, the app’s success is in large part responsible for a huge jump in fans of TELUS’ Facebook page. For the week ending October 22, TELUS was the fourth most popular Canadian brand on Facebook, by fan number.

Dividend Declaration

The Board of Directors has declared a quarterly dividend of fifty-two and a half cents ($0.525) Canadian per share on the issued and outstanding Common shares and fifty-two and a half cents ($0.525) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on April 1, 2011 to holders of record at the close of business on March 11, 2011.

This quarterly dividend represents a five cent or 10.5 per cent increase from the forty seven and a half cents paid  a year earlier on April 1, 2010.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Robert Mitchell (647) 837-1606 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings release, management’s discussion and analysis, quarterly results slides, supplementary financial information and our full 2009 annual report on our website at telus.com/investors.

Quarterly conference call and webcast presentation

TELUS quarterly conference call is scheduled for February 11, 2011 at 11:00 am ET and will feature a presentation about our fourth quarter results. It will be followed by a question and answer period with analysts. Interested parties can access the webcast at: telus.com/investors. A transcript will be posted on the website within several business days. Also, a recording will be available on February 11 until February 21, 2011 at: telus.com/investors or by telephone (1-403-669-1055 or 1-877-353-9587, reservation no. 525134#).

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.8 billion of annual revenue and 12.3 million customer connections including 7 million wireless subscribers, 3.7 million wireline network access lines and 1.2 million Internet subscribers and more than 300,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed $211 million to charitable and not-for-profit organizations and volunteered 3.7 million hours of service to local communities since 2000. Nine TELUS Community Boards across Canada lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

TELUS CORPORATION

Management’s review of operations

2010 Q4

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Targets for 2011 and assumptions are described in Section 1.5 of Management’s review of operations.

Factors that could cause actual performance to differ materially include, but are not limited to:

Competition (including the Company’s ability to offer an enhanced customer service experience; more active price and brand competition; the expectation that new wireless competitors will launch or expand services in 2011 using advanced wireless services (AWS) spectrum; industry growth rates including wireless penetration gain; actual network access line losses; subscriber additions experience for wireless, TELUS TV® and Optik High Speed™ Internet services; variability in wireless average revenue per subscriber unit per month (ARPU) as well as variability in subscriber acquisition and retention costs that are dependent on subscriber loading and retention volumes, smartphone sales and subsidy levels; TELUS TV volumes, costs of acquisition and retention; and risk from increasing vertical integration by competitors into broadcast content ownership); technological substitution (contributing to reduced utilization and increased commoditization of traditional wireline voice local and long distance services, and increasing numbers of households that have only wireless telephone services; and over-the-top IP services that may cannibalize TV and entertainment services); technology (including subscriber demand for data that could challenge wireless network capacity, service levels and spectrum capacity in future; reliance on systems and information technology, broadband and wireless technology options and roll-out plans; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; expected technology and evolution paths; expected future benefits and performance of high-speed packet access plus (HSPA+) dual-cell technology and transition to long-term evolution (LTE) wireless technology; successful implementation of international roaming agreements; successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA+ and tablet devices), new services and supporting systems; and successful upgrades of TELUS TV technology); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, future interest rates and pension performance, funding and expenses); capital expenditure levels in 2011 and beyond (due to the Company’s wireline broadband initiatives, wireless deployment strategy for future technologies, and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities); regulatory approvals and developments (including the incumbent local exchange carriers’ (ILECs’) obligation to serve; interpretation and application of tower sharing and roaming rules; the design and impact of future spectrum auctions (including the cost of acquiring the spectrum); the possibility of Industry Canada changing annual spectrum fees in the future; and possible changes to foreign ownership restrictions); human resource developments (including collective bargaining and potential for work interruptions related to a national collective agreement that expired in November 2010, as well as employee retention and engagement matters); ability to successfully implement cost reduction initiatives and realize expected savings, net of restructuring costs (such as from business integrations, business process outsourcing, internal off-shoring and reorganizations, without losing customer focus or negatively impacting client care); process risks (including conversion of legacy systems and billing system integrations, and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); tax matters; health, safety and environmental developments; litigation and legal matters; business continuity events (including human-caused and natural threats); any future acquisitions or divestitures (including realizing expected strategic benefits); and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Risks and risk management in Section 10 of TELUS’ 2009 annual and 2010 first, second and third quarter Management’s discussions and analyses (MD&As), as well as updates reported in Section 5 of this document.

Management’s review of operations

February 9, 2011

The following sections are a discussion of consolidated financial position and financial performance of TELUS Corporation for the three-month periods and years ended December 31, 2010 and 2009. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above. Accounting policies are consistent with those described in Note 1 of TELUS’ 2009 annual Consolidated financial statements and developments set out in TELUS’ 2010 first, second and third quarter MD&As.

The unaudited summary financial information accompanying this discussion has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All amounts are in Canadian dollars unless otherwise specified.

Management’s review of operations

Section	Description
1. Introduction	A summary of TELUS’ consolidated results for the fourth quarter and year ended December 31, 2010
2. Discussion of operations	A detailed discussion of operating performance for the fourth quarter and year ended December 31, 2010
3. Changes in financial position	A discussion of changes in the consolidated statements of financial position for the year ended December 31, 2010
4. Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures
5. Risks and risk management	An update on certain risks and uncertainties facing TELUS
6. Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

1.1 Preparation of Management’s review of operations

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. This discussion was reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. The Canadian Institute of Chartered Accountants (CICA) Canadian Performance Reporting Board has issued guidelines that define standardized earnings before interest, taxes, depreciation and amortization (EBITDA) and standardized free cash flow. While EBITDA and free cash flow discussed in this document are management’s definitions, reconciliations to the standardized definitions are provided in Section 6.

1.2 Canadian economy and telecommunications industry

Economic environment

Canada’s economy grew by an estimated 2.9% in 2010 after contracting by 2.5% in 2009. The Bank of Canada reported in its January 2011 Monetary Report that it expects Canada’s real gross domestic product (GDP) growth will be 2.4% in 2011 and 2.8% in 2012. Statistics Canada’s December 2010 Labour Force Survey reported the unemployment rate at 7.6%, down from a revised 8.5% in December 2009.

Telecommunications industry

The Company estimates that Canadian telecommunications industry revenue growth was approximately 2% in 2010, as compared to approximately 1% in 2009. The engines of industry growth were wireless and wireline data services, which more than offset declining revenues from legacy wireline voice services and pricing pressures on wireless voice revenues.

Canadian wireless industry revenue and EBITDA growth for 2010 is estimated at approximately 7% and 5%, respectively, as compared to 3.2% and 3.1%, respectively, in 2009. Increased competitive intensity (including new or re-launched brands from incumbents and market entry or expansion by entrants), new smartphones and an improved economy attracted approximately 1.7 million new industry subscribers in 2010, or an approximate 4.4 percentage point increase in penetration to approximately 73% of the population. The wireless penetration rate in Canada is expected to further increase in 2011 by between 4.5 and five percentage points.

The Canadian wireline sector is expected to continue to face pressure on legacy voice services from strong competitive intensity and technological substitution to growing data and wireless services. Growth opportunities remain in wireline data, including Internet, and IP-based TV and entertainment services.

1.3 Consolidated highlights

	Quarters ended December 31			Years ended December 31
($ millions, unless noted otherwise)	2010	2009	Change	2010	2009	Change
Consolidated statements of income
Operating revenues	2,551	2,443	4.4%	9,779	9,606	1.8%
Operating income	404	348	16.1%	1,908	1,769	7.9%
Income before income taxes	291	108	169.4%	1,366	1,205	13.4%
Net income	227	156	45.5%	1,038	1,002	3.6%

Earnings per share (EPS) (1) — basic ($)	0.70	0.49	42.9%	3.23	3.14	2.9%
EPS (1) — diluted ($)	0.70	0.49	42.9%	3.22	3.14	2.5%
Cash dividends declared per share (1) ($)	0.525	0.475	10.5%	2.00	1.90	5.3%

Average shares (1) outstanding - basic (millions)	322	318	1.3%	320	318	0.6%
Consolidated statements of cash flows
Cash provided by operating activities	696	624	11.5%	2,546	2,904	(12.3)%

Cash used by investing activities	559	513	9.0%	1,707	2,128	(19.8)%
Capital expenditures	564	514	9.7%	1,721	2,103	(18.2)%

Cash used by financing activities	170	104	63.5%	863	739	16.8%
Other measures
Subscriber connections (2) (thousands)				12,253	11,875	3.2%
EBITDA (3)	847	789	7.4%	3,643	3,491	4.4%
Free cash flow (3)	121	(50)	n/m	947	485	95.3%
Net debt to EBITDA — excluding restructuring costs (times) (4)				1.8	2.0	(0.2)

n/m — not meaningful.

(1)	Includes Common Shares and Non-Voting Shares.
(2)

The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. NALs at December 31, 2009, reflect prior period restatements.

(3)	EBITDA and free cash flow are non-GAAP measures. See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) and Section 6.2 Free cash flow.
(4)	See Section 4.4 Liquidity and capital resource measures and Section 6.4 Definitions of liquidity and capital resource measures.

Highlights from operations, including results for the fourth quarter and full year of 2010, or measures as at December 31, 2010, compared to the same periods in 2009:

•                  Consolidated Operating revenues increased by $108 million and $173 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009. In 2010, TELUS’ wireless revenues were greater than wireline revenues for the first time. In addition, TELUS’ wireline data revenue exceeded the total of its legacy wireline voice local and long distance revenues for the second consecutive quarter as well as for the full year. Fourth quarter and full year 2010 consolidated revenues were the highest ever recorded by TELUS for those periods.

Notably, wireless average revenue per subscriber unit per month (ARPU) was $58.48 in the fourth quarter of 2010, reflecting the first year-over-year increase in quarterly ARPU since the second quarter of 2007. Blended wireless ARPU for the full year of 2010 was $57.64, reflecting a more moderate annual decrease of 1.4% in 2010 as compared to the 6.8% decrease in 2009.

•                  Subscriber connections increased by 378,000 in 2010. This includes 6.9% growth in wireless subscribers, 85% growth in TELUS TV subscribers and a 1.2% increase in total Internet subscribers, partly offset by a 5.7% decrease in total network access lines.

Smartphones represented 46% of postpaid gross additions in the fourth quarter of 2010, compared to 25% in the fourth quarter of 2009, as the Company continued to experience strong smartphone growth driven by iPhone, BlackBerry and Android devices. At December 31, 2010, wireless subscribers with smartphones represented 33% of the postpaid subscriber base as compared to 20% one year earlier. Wireless monthly subscriber churn increased to 1.72% in the fourth quarter of 2010, as compared to 1.60% in the same period in 2009 as a result of increased competitive intensity from incumbents and new entrants. For the full year, monthly subscriber churn was 1.57% as compared to 1.58% in 2009.

Newly branded Optik TV service and Optik High Speed Internet service were introduced in June 2010, which combined with improved bundle offers, contributed to the record 144,000 TELUS TV subscriber additions in 2010. It also contributed to improved high-speed Internet subscriber additions and reduced losses in residential access lines in the second half of 2010.

•                  Operating income increased by $56 million and $139 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009, mainly due to higher EBITDA, slightly offset by increased amortization expenses.

•                  EBITDA increased year-over-year by $58 million and $152 million, respectively, for the quarter and full year primarily from wireless growth and lower restructuring charges. Increased TELUS TV costs associated with the growing subscriber base were largely offset by realization of wireline operating efficiencies.

•                  Income before income taxes increased by $183 million and $161 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009. The increases resulted primarily from higher Operating income and lower net financing costs, including lower charges associated with the early partial redemption of long-term debt, partly offset for the full year by lower interest income from the settlement of prior years’ tax matters.

•                  Net income increased by $71 million and $36 million, respectively, for the fourth quarter and full year of 2010, when compared to the same periods in 2009. Higher income before income taxes and lower blended statutory income tax rates were partly offset by changes in other income tax items (see Section 2.3). Excluding favourable income tax-related adjustments, charges for the early partial redemption of U.S. dollar Notes and termination of related cross currency interest rate swaps, underlying Net income increased by $63 million and $139 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009, as shown below.

Analysis of Net income	Quarters ended December 31			Years ended December 31
($ millions)	2010	2009	Change	2010	2009	Change
Net income	227	156	71	1,038	1,002	36
Add back after-tax loss on redemption of debt	—	69	(69)	37	69	(32)
Deduct net favourable income tax-related adjustments, including related interest income (see Section 2.2)	(10)	(71)	61	(30)	(165)	135
Net income before above items (approximate)	217	154	63	1,045	906	139

•                  Basic earnings per share (EPS) were $0.70 and $3.23, respectively, in the fourth quarter and full year of 2010, or increases of 21 cents per share and nine cents per share, respectively, from the same periods in 2009. When the fourth quarter is adjusted to exclude a loss on redemption of debt of 22 cents per share in 2009, and favourable income tax related adjustments in both years (see Section 2.2), underlying earnings per share increased by approximately 19 cents in the fourth quarter of 2010 when compared to the fourth quarter of 2009. When adjusting full year EPS to exclude losses on redemption of debt of approximately 12 cents per share in 2010 and 22 cents per share in 2009, and favourable income tax related adjustments in both years, underlying earnings per share increased by approximately 42 cents in 2010 when compared to 2009.

•                  Quarterly cash dividends declared in 2010 were $0.475 in the first quarter, $0.50 in both the second and third quarters, and $0.525 in the fourth quarter for a total of $2.00 in 2010, or an increase of 5.3% from 2009. On February 9, 2011, the Board of Directors declared a quarterly dividend of $0.525 (52.5 cents per share) on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on April 1, 2011, to shareholders of record at the close of business on March 11, 2011.

•                  Average shares outstanding — basic increased primarily from the issue of TELUS Non-Voting Shares under the dividend reinvestment and share purchase (DRISP) program, beginning with the January 4, 2010, dividend payment. The DRISP participation rate increased to approximately 32% in January 2011 as compared to approximately 14% in January 2010. Effective March 1, 2011, the Company will no longer issue shares from treasury at a 3% discount for reinvested dividends under the DRISP, and will switch to purchasing shares from the open market with no discount.

Liquidity and capital resources highlights, including results for the fourth quarter and full year of 2010, or measures as at December 31, 2010, compared to the same periods in 2009:

•                  TELUS had unutilized liquidity of more than $1.9 billion at December 31, 2010, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  Net debt to EBITDA (excluding restructuring costs) at December 31, 2010, was 1.8 times, an improvement from 2.0 times at December 31, 2009, and within the Company’s long-term target policy range of 1.5 to 2.0 times. Contributing to the improvement was the $433 million or 6% decrease in net debt as detailed in Section 4.4.

•                  Cash provided by operating activities increased by $72 million in the fourth quarter of 2010 when compared to the same period in 2009, and decreased by $358 million in the full year of 2010 when compared to 2009. The increase for the quarter reflects higher income tax recoveries and lower interest payments, partly offset by a comparative reduction in cash flow received from securitized accounts receivable. The decrease for the full year reflects a comparative reduction in securitized proceeds from accounts receivable, lower interest received, and higher income taxes paid, partly offset by lower interest payments.

•                  Cash used by investing activities increased by $50 million in the fourth quarter of 2010 when compared to the same period in 2009, and decreased by $421 million in the full year of 2010 when compared to 2009. The increase for the quarter reflects increased capital expenditures for cost efficiency initiatives, including service delivery improvement initiatives. The decrease for the full year was primarily due to higher capital investment levels in 2009 to build out the Company’s wireless high-speed packet access plus (HSPA+) network and service capability for the November 2009 launch.

•                  Cash used by financing activities increased by $66 million and $124 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009, principally due to refinancing activities and debt reduction since December 2009.

In 2010, the Company extended the average term to maturity on its long-term debt to 5.7 years from five years at December 31, 2009, through two key financing activities: (i) a $1 billion 10-year, 5.05% Note issue in July; and (ii) use of the Note proceeds in September to early redeem U.S.$607 million, or approximately 45%, of its then outstanding U.S. dollar 8% Notes due June 1, 2011, and terminate associated cross currency interest rate swaps. The U.S. dollar debt has an effective yield of approximately 8.5%. This partial redemption and a similar Note issue and early partial redemption in December 2009 have rebalanced the debt maturity profile out over several years and reduced the risk of having a concentrated amount of debt coming due in any one year.

•                  Free cash flow increased by $171 million and $462 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009. The increases included lower interest payments, due in part to a cash payment in the fourth quarter of 2009 associated with an early debt redemption, and improved EBITDA. In addition, for the full year, lower capital expenditures were partly offset by higher income tax payments and lower interest income.

1.4 Performance scorecard

The Company announced its public targets for 2010 on December 15, 2009. Three of four original 2010 consolidated targets and three of four original 2010 segment targets were achieved or exceeded, as shown in the table below. Consolidated and wireline revenues were lower than expected, reflecting a shortfall from wireline sales growth and ongoing erosion in legacy voice services. Achievement of the consolidated EBITDA and earnings targets reflects strong wireless performance and the realization of benefits from strategic investments in broadband networks and operating efficiency initiatives.

TELUS provided revised public guidance on August 6, 2010, to reflect lower expected consolidated and wireline revenue. On November 5, the Company further revised public guidance for an expected increase in the lower end of the range for consolidated EBITDA and earnings per share, as well as higher endpoints for the wireless EBITDA range. The guidance revisions were achieved.

The following scorecard compares TELUS’ fiscal 2010 performance to its original targets and presents targets for 2011. As a result of the convergence of Canadian GAAP with IFRS-IASB (abbreviated as IFRS), and TELUS’ changeover to IFRS on January 1, 2011, targets for 2011 are according to IFRS. Unaudited pro forma IFRS 2010 comparative results are provided for reference. See Section 1.6 Synopsis of IFRS transition differences for 2010 income. A full description and illustration of the expected effects of the transition to IFRS was presented in TELUS’ 2010 Q3 MD&A, and will be updated in TELUS’ annual 2010 MD&A.

Targets for 2011 were announced on December 14, 2010. These targets and pro forma comparative results for 2010 are fully qualified by the Caution regarding forward-looking statements at the beginning of the Management’s review of operations. Additional information on expectations and assumptions for 2011 are provided in see Section 1.5 Financial and operating targets for 2011.

	2010 performance			2011 targets (IFRS-IASB)
Scorecards	Actual results and growth	Original targets and estimated growth	Result: ✓✓ Exceeded target ✓ Met target X Missed target	2010 unaudited pro forma IFRS-based comparative results	2011 targets and growth over 2010 IFRS
Consolidated
Revenues	$9.779 billion 2%	$9.8 to $10.1 billion 2 to 5%	X	$9.792 billion	$9.925 to $10.225 billion 1 to 4%
EBITDA (1)	$3.643 billion 4%	$3.5 to $3.7 billion flat to 6%	✓	$3.650 billion	$3.675 to $3.875 billion 1 to 6%
EPS — basic (2)	$3.23 3%	$2.90 to $3.30 (8) to 5%	✓	$3.27	$3.50 to $3.90 7 to 19%
Capital expenditures	$1.721 billion (18)%	Approx. $1.7 billion (19)%	✓	$1.721 billion	Approx. $1.7 billion
Wireless segment
Revenue (external)	$5.014 billion 6.5%	$4.95 to $5.1 billion 5 to 8%	✓	$5.014 billion	$5.2 to $5.35 billion 4 to 7%
EBITDA	$2.031 billion 5%	$1.925 to $2.025 billion flat to 5%	✓✓	$2.022 billion	$2.15 to $2.25 billion 6 to 11%
Wireline segment
Revenue (external)	$4.765 billion (3)%	$4.85 to $5.0 billion (1) to 2%	X	$4.778 billion	$4.725 to $4.875 billion (1) to 2%
EBITDA	$1.612 billion 3.5%	$1.575 to $1.675 billion 1 to 8%	✓	$1.628 billion	$1.525 to $1.625 billion (6)% to 0%

(1)	A non-GAAP measure. See Section 1.6 for a comparison of the calculations for 2010 as currently reported and after transition to IFRS.
(2)

Actual EPS for 2010 includes approximately 9 cents for favourable income tax-related adjustments and a 12-cent charge for early partial redemption of long-term debt that were not contemplated in the original target for EPS.

The following key assumptions were made at the time the 2010 targets were announced in December 2009.

Assumptions for 2010 original targets	Result or expectation for 2010
Ongoing wireline and wireless competition in both business and consumer markets

Confirmed by frequent promotional offers by the primary cable-TV competitor in Western Canada (Shaw Communications), a new brand launch (Chatr) by an incumbent wireless competitor (Rogers Communications), and a brand re-launch (Solo) by incumbent wireless competitor (Bell Canada).

Canadian wireless industry market penetration gain of approximately four percentage points for the year (approximately 3.6 percentage points in 2009)

The Company’s estimate is a gain of approximately 4.4 percentage points in industry market penetration for 2010, with an increasing proportion from postpaid subscribers associated with growing data usage and smartphone adoption.

Increased wireless subscriber loading in smartphones

Smartphones represented 46% of postpaid gross additions in the fourth quarter of 2010, compared to 25% in the fourth quarter of 2009. Smartphones represent 33% of the postpaid subscriber base at the end of 2010 compared to 20% at the end of 2009.

Reduced downward pressure on wireless ARPU

Confirmed by the 1.9% year-over-year increase in wireless ARPU in the fourth quarter of 2010 and 1.4% decrease for the full year of 2010, as compared to a decreases of 7.7% and 6.8%, respectively, in the fourth quarter and full year of 2009.

Assumptions for 2010 original targets	Result or expectation for 2010
New competitive wireless entry in early 2010 following one competitive launch in December 2009

After its initial launch in Calgary and Toronto in December 2009, Globalive (Wind brand) launched in Edmonton and Ottawa in the first quarter of 2010, and Vancouver in the second quarter, and announced that it expects to launch in Victoria in 2011.

Other new entrants began launching services in the second quarter of 2010. Mobilicity launched services in the Toronto area in the second quarter, in Edmonton, Vancouver and Ottawa in fourth quarter, and in Calgary in early 2011. Public Mobile turned up services in the Toronto and Montreal areas. Quebecor (Videotron brand) launched its services in September 2010, initially in Montreal and Quebec City. Videotron previously offered wireless services in Quebec as a mobile virtual network operator. Shaw Communications stated it expects to begin launching wireless services in early 2012.

In addition, during the third quarter of 2010, one incumbent national competitor launched a new brand and the other incumbent national competitor re-launched one of its brands.

In wireline, stable residential network access line losses and continued competitive pressure in small and medium business market from cable-TV and voice over IP (VoIP) companies

Residential access line losses moderated in the second half of 2010 when compared to the same period in 2009, due to improved bundle and retention offers. Residential access lines decreased by 8.0% in 2010, resulting from promotional activity by the primary Western cable-TV competitor Shaw for voice and Internet services, particularly in the first half of 2010. Business line losses were 2.9% in 2010 from increased competition in the small and medium business market and conversion of voice lines to more efficient IP services. See Section 2.4.

Continued wireline broadband expansion	The Company substantially completed its wireline ADSL2+ network in 2010 in the top 48 communities in Alberta and B.C. The Company has also been deploying VDSL2 technology since 2009.

Significant increase in cost of acquisition and retention expenses for smartphones and TELUS TV loading

Wireless cost of acquisition (COA) per gross subscriber addition was $350 in 2010, an increase of 3.9% from 2009. Retention spending as a percentage of growing network revenue was 11.6% in 2010, up from 10.9% in 2009.

TELUS TV loading was 144,000 in 2010, an increase of 57% from 2009. TELUS TV programming and other costs have increased, as well, due to the 85% increase in total TV subscribers compared to 2009.

EBITDA savings of approximately $135 million from efficiency initiatives	Savings of approximately $134 million were realized in 2010.

Approximately $75 million of restructuring expenses ($190 million in 2009)	Restructuring charges were $74 million.

A blended statutory tax rate of approximately 28.5 to 29.5% (30.3% in 2009). The expected decrease is based on enacted changes in federal and provincial income tax rates.	The blended statutory income tax rate was 29% and the effective income tax rate was 24%.

Cash income taxes peaking at approximately $385 to $425 million (net $266 million in 2009) due to the timing of instalment payments

Cash income tax payments net of refunds received were $311 million in 2010, comprised of instalments for 2010 and final payments for the 2009 tax year made in the first quarter, net of $41 million refunds for the settlement of prior years’ matters. The expectation for the full year was revised to a range of $300 to $350 million on November 5, 2010, and was previously revised to a range of $330 to $370 million on August 6, 2010.

A pension accounting discount rate was estimated at 5.75% and subsequently set at 5.85% (140 basis points lower than 2009). The expected long-term return of 7.25% is unchanged from 2009 and consistent with the Company’s long-run returns and its future expectations.

•                  Defined benefit pension plans net expenses were estimated to be $28 million in 2010 (compared to $18 million in 2009), based on projected pension fund returns

•                  Defined benefit pension plans contributions were estimated to be approximately $143 million in 2010, down from $179 million in 2009, largely due to the stock market recovery in 2009 and proposed federal pension reforms.

Defined benefit pension plan expenses were $28 million in 2010 and are set at the beginning of the year. The Company’s contributions to defined benefit pension plans in 2010 were $137 million. A $200 million voluntary contribution was announced in mid-December 2010 and made in January 2011. See Assumptions for 2011 targets in Section 1.5.

1.5 Financial and operating targets for 2011

As a result of the convergence of Canadian GAAP with IFRS and TELUS’ changeover to IFRS on January 1, 2011, targets for 2011 are according to IFRS. See Section 1.6 Synopsis of IFRS transition differences for 2010 income.

The following assumptions apply to TELUS’ 2011 targets presented in Scorecards in the previous section. The 2011 targets and assumptions were originally announced on December 14, 2010, in the Company’s annual financial targets news release and accompanying investor conference call.

For 2011, TELUS is targeting a consolidated revenue increase over 2010 of 1 to 4% and an EBITDA increase of 1 to 6%. Revenue and EBITDA are expected to benefit from TELUS’ continued execution in its data and wireless operations. The growth rate in EBITDA is potentially higher than the growth rate in revenues due to efficiency activities and lower expected restructuring costs. Earnings per share (EPS) are targeted to grow in a range of 7 to 19%, due to operating earnings growth and lower financing costs.

TELUS wireless revenue is forecast to increase 4 to 7% in 2011 as a result of continued subscriber growth. Growth in loading is expected to benefit from a wireless industry penetration gain of approximately 4.5 to five percentage points. TELUS expects to continue to benefit from its HSPA+ network investments resulting in increased data and roaming revenues helping to offset continued declines in voice ARPU. Wireless EBITDA is expected to be 6 to 11% higher in 2011, despite the impact on margins of increased investments in customer acquisition and retention.

Wireline revenue is expected to vary between negative 1% to positive 2% in 2011, reflecting data growth in business services and residential entertainment services, offset by continued decreases in traditional local and long distance service revenues. Wireline EBITDA is expected to decline between zero and 6% as a result of revenue declines in higher margin legacy services and continued short-term dilutive costs associated with Optik TV subscriber growth. This is being partially offset by growth from lower margin data services, incremental savings from efficiency activities and a reduction in restructuring costs.

Capital expenditures in 2011 are expected to be similar year-over-year at approximately $1.7 billion. TELUS expects to continue its broadband infrastructure expansion and upgrades supporting Optik TV and Internet services in the top 48 communities in Alberta and B.C., which includes completing the overlay of VDSL2 technology. In addition, TELUS expects to continue to enhance wireless network capacity and deploy HSPA+ dual-cell technology to increase the manufacturer rated data download speeds to up to 42 megabits per second (Mbps).

TELUS will continue to focus on cost reduction in 2011, with a planned investment of approximately $50 million in restructuring costs ($74 million in 2010). TELUS expects to generate approximately $50 million in incremental operating efficiency savings in 2011 related to restructuring investments, capital efficiency initiatives and operating efficiency initiatives made in 2011 or prior periods (approximately $134 million in 2010).

TELUS made a $200 million voluntary special contribution to its defined benefit pension plans in January 2011, which is expected to be accretive to 2011 EBITDA and EPS. Pension contributions are tax deductible and are expected to reduce cash taxes in 2010 and 2011 by a total of approximately $57 million.

Assumptions for 2011 targets
Ongoing intense wireline and wireless competition in both business and consumer markets
Continued downward re-pricing of legacy services

Wireless industry penetration of the Canadian population to increase between 4.5 and five percentage points, with wireless industry subscriber growth to accelerate due to a combination of increased competition, accelerated adoption of smartphones and use of data applications, and the emergence of new types of wireless devices such as tablets

TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth
Wireless acquisition and retention expenses to increase due to increased loading of smartphones, including upgrades, and to support a larger subscriber base

Continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber revenue growth that offsets the continued erosion in network access line-related revenues

A preliminary pension accounting discount rate was estimated at 5.35% and subsequently set at 5.25% (60 basis points lower than 2010) and the preliminary expected long-term return was estimated at 7.25% was subsequently set at 7%, (25 basis points lower than 2010)

•                  Defined benefit pension plans net recovery was set at $34 million

A voluntary one-time pension contribution of $200 million made in January 2011

•                  Defined benefit pension plans contributions including the voluntary contribution are estimated to be $298 million in 2011, up from $137 million in 2010

Efficiency initiatives are expected to result in approximately $50 million in restructuring costs in 2011 ($74 million in 2010). Incremental EBITDA savings for 2011 were initially estimated at $75 million and are currently estimated at approximately $50 million (savings of $134 million in 2010)

A reduction in financing cost of approximately $135 million due to lower debt levels and interest rates
Statutory income tax rate of approximately 26.5 to 27.5% (29% in 2010)
Cash income taxes of approximately $130 to $180 million ($311 million in 2010)

1.6 Synopsis of IFRS transition differences for 2010 income

A full description and illustration of the expected effects of the transition to IFRS was presented in TELUS’ 2010 Q3 MD&A, and will be updated in TELUS’ annual 2010 MD&A. The following table illustrates by topic how the transition to IFRS is expected to impact key line items on the consolidated statement of income and other comprehensive income for 2010. However, there can be no guarantee that the International Accounting Standards Board will not make further pronouncements, and that the Canadian Accounting Standards Board will also not adopt further pronouncements, before the Consolidated financial statements as at December 31, 2011, are prepared. Consequently, there can be no guarantee that the standards used to prepare information in this Section will not differ from those used to prepare the Consolidated financial statements for the year ended December 31, 2011, and that the effects described and quantified below will not change.

Consolidated statement of income and other comprehensive income — Year ended December 31, 2010

		Effects on key line items (Increase (decrease))
		Presentation effects			Recognition, measurement, presentation and disclosure effects
($ millions except per share amounts)	As currently reported	Revenue	Government assistance	Analysis of expenses	Employee benefits – defined benefits plans	Impairment of assets (impairment reversal)	Accounts receivable securitization	Leasing (sales and leaseback transactions)	Other(1)	Unaudited pro forma IFRS-IASB
OPERATING REVENUES	9,779	(9,779)	—	—	—	—	—	—	—	—
Services	—	9,168	(37)	—	—	—	—	—	—	9,131
Equipment	—	611	—	—	—	—	—	—	—	611
	9,779	—	(37)	—	—	—	—	—	—	9,742
Other operating income	—	2	48	—	—	—	—	—	—	50
	9,779	2	11	—	—	—	—	—	—	9,792
OPERATING EXPENSES
Operations	6,062	—	—	(6,062)	—	—	—	—	—	—
Restructuring costs	74	—	—	(74)	—	—	—	—	—	—
Goods and services purchased	—	—	—	4,228	—	—	—	12	(4)	4,236
Employee benefits expense	—	—	11	1,934	(39)	—	—	—	—	1,906
Depreciation	1,333	—	—	—	—	5	—	—	1	1,339
Amortization of intangible assets	402	—	—	—	—	—	—	—	—	402
	7,871	—	11	26	(39)	5	—	12	(3)	7,883
OPERATING INCOME	1,908	2	—	(26)	39	(5)	—	(12)	3	1,909
Other expense, net	32	2	—	(26)	—	—	(8)	—	—	—
Financing costs	510	—	—	—	—	—	8	—	4	522
INCOME BEFORE INCOME TAXES	1,366	—	—	—	39	(5)	—	(12)	(1)	1,387
Income taxes	328	—	—	—	10	(1)	—	(3)	1	335
NET INCOME	1,038	—	—	—	29	(4)	—	(9)	(2)	1,052
NET INCOME ATTRIBUTABLE TO COMMON SHARES AND NON-VOTING SHARES	1,034	—	—	—	29	(4)	—	(9)	(2)	1,048
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE - Basic	3.23	—	—	—	0.09	(0.01)	—	(0.03)	(0.01)	3.27
- Diluted	3.22	—	—	—	0.09	(0.01)	—	(0.03)	—	3.27

(1) Other - Asset retirement obligations; Income taxes; and earnings per share calculation rounding.

Calculation of Consolidated EBITDA

Years ended December 31, 2010 ($ millions)	As currently reported	Unaudited pro forma IFRS- IASB
Net income	1,038	1,052
Financing costs	510	522
Income taxes	328	335
Depreciation	1,333	1,339
Amortization of intangible assets	402	402
Other expense, net	32	n/a
EBITDA	3,643	3,650

n/a — not applicable.

2.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

2.1 General

The Company’s operating and reportable segments are wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker).

2.2 Summary of quarterly results

($, in millions, except per share amounts)	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1
Operating revenues	2,551	2,455	2,398	2,375	2,443	2,411	2,377	2,375
Operations expense	1,672	1,501	1,460	1,429	1,577	1,456	1,451	1,441
Restructuring costs	32	17	19	6	77	32	53	28
EBITDA (1)	847	937	919	940	789	923	873	906
Depreciation	340	332	316	345	347	330	330	334
Amortization of intangible assets	103	100	91	108	94	100	94	93
Operating income	404	505	512	487	348	493	449	479
Other expense	11	7	6	8	10	6	11	5
Financing costs	102	182	114	112	230	101	106	95
Income before income taxes	291	316	392	367	108	386	332	379
Income taxes (recovery)	64	69	96	99	(48)	106	88	57
Net income	227	247	296	268	156	280	244	322
Net income attributable to Common Shares and Non-Voting Shares	226	246	295	267	155	279	243	321
Income per Common Share and Non-Voting Share - basic	0.70	0.77	0.92	0.84	0.49	0.88	0.77	1.01
- diluted	0.70	0.76	0.92	0.84	0.49	0.87	0.77	1.01
Cash dividends declared per Common Share and Non-Voting Share	0.525	0.50	0.50	0.475	0.475	0.475	0.475	0.475

(1)                           EBITDA is a non-GAAP measure. See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend reflects: (i) year-over-year growth in wireless network revenues generated from an increasing subscriber base and increased equipment and other revenues; and (ii) growth in wireline data revenues including TELUS TV, being more than offset by declining legacy wireline voice and other revenues.

Wireless network revenue increased by 8.8% year-over-year in the fourth quarter of 2010 from a general trend of growing data ARPU, which continued in the quarter with a year-over-year growth of 27%, partly offset by declining voice ARPU of 5.2% (as discussed further in Section 2.4). Data ARPU growth is due to increased adoption of data plans driven by increased smartphone adoption. The growing demand for wireless data may challenge network and spectrum capacity in the future (see Section 5.2 Technology). Wireless equipment and other revenues increased by 13% year-over-year in the fourth quarter of 2010, primarily from higher acquisition and retention volumes that were driven by a higher smartphone mix.

The entry of new wireless competitors, as well as the launch of a new wireless incumbent flanker brand and a competitor brand re-launch, could disrupt usual seasonal patterns for wireless subscriber additions in the future. Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals, resulting in lower fourth quarter wireless EBITDA. The third quarter has become more significant in terms of subscriber additions and associated acquisition costs in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The wireline revenue trend reflects data revenue growth from 85% growth in the TELUS TV subscriber base in 2010 as well as growth in enhanced data, Internet and managed workplace revenues, moderated by ongoing declines in legacy basic data services. The decline in wireline voice revenues is due to substitution to wireless and Internet services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. See risk discussion in Section 5.1 Competition. Residential network access line (NAL) net losses improved in second half of 2010 when compared to the prior year and the first half of 2010, positively impacted by improved service bundle offers. Residential NAL losses had increased year-over-year in the first half of 2010 as a result of promotional activity from a primary regional cable-TV competitor for local telephony and Internet services, and ongoing wireless substitution. Business NAL losses in 2010 reflect increased competition in the small and medium business market, as well as conversion of voice lines to more efficient IP services, cautious business spending, as well as lower growth in Ontario and Quebec due to the completion of some large enterprise deals, which also included large private IP networks that are not counted as access lines.

The trend in operations expense reflects higher wireless subscriber acquisition and retention costs, expenses from Black’s Photo since September 2009, and increased TELUS TV costs from the near-doubling of the subscriber base, net of efficiencies realized from restructuring initiatives.

Quarterly restructuring costs in 2010 were lower than reported in 2009 as management accelerated efficiency initiatives, primarily in the wireline segment in that year.

The sequential decrease in quarterly depreciation expense in the second quarter of 2010 included an adjustment for an increase in the estimated useful life of TV set-top boxes (see Section 2.3 Consolidated operations — Depreciation). The sequential increase in depreciation expense in the fourth quarter of 2009 resulted from growth in capital assets in service, including the wireless HSPA+ network launched in November 2009.

The increase in Amortization of intangible assets in 2010 resulted from implementation of HSPA+ services in November 2009. Offsetting this in the second quarter of 2010 was a reduction of approximately $5 million for investment tax credits (ITCs) following determination of eligibility by taxation authorities, for assets capitalized in prior years that are now fully amortized. Similarly, ITCs reduced amortization by approximately $10 million in the fourth quarter of 2009.

Financing costs for each period shown are also net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters. Financing costs in the third quarter of 2010 include a $52 million loss on early redemption of approximately 45% of the principal amount of 8% U.S. dollar Notes (maturity June 2011) and unwind related cross currency interest rate swaps. Similarly, financing costs in the fourth quarter of 2009 include a $99 million loss for a similar early partial redemption of these Notes. Each partial redemption was financed with a new 10-year, $1 billion 5.05% Note issue (see discussion in Section 4.3).

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. The information presented below for 2009 has been revised from that reported in fiscal 2009, and now excludes investment tax credits.

Income tax-related adjustments ($ in millions, except EPS amounts)	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1
Approximate Net income impact	10	9	10	1	71	14	18	62
Approximate EPS impact	0.03	0.03	0.03	—	0.23	0.04	0.06	0.19
Approximate basic EPS excluding income tax-related impacts	0.67	0.74	0.89	0.84	0.26	0.84	0.71	0.82

2.3 Consolidated operations

	Quarters ended December 31				Years ended December 31
($ in millions, except EBITDA margin)	2010	2009	Change		2010	2009	Change
Operating revenues	2,551	2,443	4.4%		9,779	9,606	1.8%
Operations expenses	1,672	1,577	6.0%		6,062	5,925	2.3%
Restructuring costs	32	77	(58.4)%		74	190	(61.1)%
EBITDA (1)	847	789	7.4%		3,643	3,491	4.4%
Depreciation	340	347	(2.0)%		1,333	1,341	(0.6)%
Amortization of intangible assets	103	94	9.6%		402	381	5.5%
Operating income	404	348	16.1%		1,908	1,769	7.9%
EBITDA margin (%) (2)	33.2	32.3	0.9	pts.	37.3	36.3	1.0	pt.

pt(s). — percentage point(s)

(1)             EBITDA is a non-GAAP measure. See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)             EBITDA divided by Operating revenues.

Discussion of TELUS’ consolidated operations follows. Segmented discussion is provided in Section 2.4 Wireless segment, Section 2.5 Wireline segment and Section 4.2 Cash used by investing activities — capital expenditures.

Operating revenues

Consolidated Operating revenues increased by $108 million and $173 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009, as wireless growth continued to exceed wireline revenue declines. Wireless network revenue increased year-over-year by $97 million and $219 million, respectively, in the fourth quarter and full year due to growth in data revenue driven by increasing smartphone adoption, partly offset by declining voice ARPU. Wireless equipment and other revenue increased year-over-year by $16 million and $88 million, respectively, in the fourth quarter and full year due to increased acquisition and retention volumes, sales of accessories and inclusion of a full year’s results from Black’s Photo, acquired in September 2009. Wireline segment data revenue increased year-over-year by $37 million and $122 million, respectively, due to growth in TELUS TV, enhanced data and Internet services and managed workplace revenues. However, wireline data revenue growth was more than offset by year-over-year declines in legacy voice and other revenues totalling $42 million in the fourth quarter and $256 million for the full year.

Operations expense

Operations expense increased by $95 million and $137 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009.

	Quarters ended December 31			Years ended December 31
($ millions)	2010	2009	Change	2010	2009	Change
Salaries, benefits and employee-related costs	578	610	(5.2)%	2,311	2,393	(3.4)%
Other operations expenses	1,094	967	13.1%	3,751	3,532	6.2%
	1,672	1,577	6.0%	6,062	5,925	2.3%

In respect of changes in operations expense:

•                  Salaries, benefits and employee-related expenses decreased by $32 million and $82 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009. The decreases were mainly due to lower wireline base salaries from fewer domestic full-time equivalent (FTE) employees and reduction of discretionary employee-related expenses, partially offset by labour rate inflation in 2010 and increased employee performance bonus compensation due to improved financial and operating results, as well as inclusion of a full year of expenses from Black’s Photo acquired in September 2009. Defined benefit pension plan expenses, principally in the wireline segment, were $7 million and $28 million, respectively, in the fourth quarter and full year of 2010, up by $2 million and $10 million, respectively, from the same periods in 2009.

•                  Other operations expenses increased by $127 million and $219 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009. The increases were mainly due to higher wireless subscriber acquisition and retention costs, higher TELUS TV costs related to the 85% increase in the subscriber base, and inclusion of Black’s Photo expenses for the full year in 2010. These increases were partly offset by lower wireline expenses as a result of efficiency initiatives, supplier credits, and for the full year, one-time operating savings.

Restructuring costs

Restructuring costs decreased by $45 million and $116 million, respectively, in the fourth quarter and full year of 2010, when compared to the same periods in 2009, reflecting a relatively high level of restructuring activities in the wireline segment in the prior year periods. Restructuring costs in 2010 were primarily severance costs and charges for vacating and subletting certain real estate space. A full-year expense of approximately $50 million is expected for efficiency initiatives in 2011 (see Key assumptions in Section 1.5).

EBITDA

EBITDA increased by $58 million and $152 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009. The increases were primarily due to lower restructuring costs and traction from efficiency initiatives, supplemented for the full year by a high margin application software sale and one-time operating savings in the first quarter of 2010. Wireless EBITDA increased by $41 million and $98 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009, while wireline EBITDA increased year-over-year by $17 million and $54 million, respectively, in the fourth quarter and full year.

Depreciation; Amortization of intangible assets

Combined depreciation and amortization expenses increased by $2 million and $13 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009.

•                  Depreciation decreased year-over-year by $7 million and $8 million, respectively, in the fourth quarter and full year of 2010. Growth in TELUS TV and broadband capital assets was largely offset by lower depreciation due to asset life changes determined in a continuing program of asset life studies (including an increase in the estimated useful life for TELUS TV set-top boxes in 2010), certain computer hardware and digital cell sites becoming fully depreciated (while the majority remain in service) and lower retirements in 2010.

•                  Amortization of intangible assets increased year-over-year by $9 million and $21 million, respectively, in the fourth quarter and full year of 2010. Growth in software assets, including application software supporting wireless HSPA+ services, was partly offset by lower amortization for other fully amortized software assets still in use. Amortization was reduced by investment tax credits for assets capitalized in prior years that are now fully amortized (reductions of approximately $5 million in the second quarter of 2010 and $10 million in the fourth quarter of 2009).

Operating income

Operating income increased by $56 million and $139 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009, as higher EBITDA and lower depreciation expenses were partially offset by increased amortization expenses.

Other income statement items

Other expense, net	Quarters ended December 31			Years ended December 31
($ millions)	2010	2009	Change	2010	2009	Change
	11	10	10.0%	32	32	—

Other expense, net, includes accounts receivable securitization expense, income (losses) or impairments in equity or portfolio investments, gains and losses on disposal of real estate, and charitable donations.

Accounts receivable securitization expenses were $2 million and $8 million, respectively, in the fourth quarter and full year of 2010, down $1 million and $2 million, respectively, from the same periods in 2009 primarily due to lower rates. See Section 4.6 Accounts receivable sale for additional information. Charitable donations increased year-over-year by $6 million in the quarter and $10 million for the full year, largely offset by net gains on the sale of minor investments and real estate in 2010 as compared to net losses on minor investments in 2009.

Financing costs	Quarters ended December 31			Years ended December 31
($ millions)	2010	2009	Change	2010	2009	Change
Interest on long-term debt, short-term obligations and other	103	131	(21.4)%	463	483	(4.1)%
Loss on redemption of long-term debt	—	99	—	52	99	(47.5)%
Interest income and foreign exchange	(1)	—	—	(5)	(50)	—
	102	230	(55.7)%	510	532	(4.1)%

Interest on long-term debt, short-term obligations and other, decreased by $28 million and $20 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009. The decreases were mainly due to lower effective interest rates on long-term debt as well as lower average debt balances, partly offset for the full year by a $15 million financing charge in the third quarter of 2010 that arose from the CRTC’s determinations on the regulatory deferral account.

On September 2, 2010, the Company completed an early partial redemption of U.S.$607 million of publicly traded U.S. dollar 8% Notes due June 1, 2011, and terminated associated cross currency interest rate swaps. The partial redemption was funded with $1 billion of new 5.05% 10-year Notes issued on July 23, 2010. The Company recorded a loss on redemption comprised of $36 million in respect of the redeemed Notes and $16 million for termination of the associated cross currency interest rate swaps.

In December 2009, the Company also completed an early partial redemption of U.S.$577 million of publicly traded U.S. dollar 8% Notes due June 1, 2011, and terminated associated cross currency interest rate swaps. The partial redemption was funded with $1 billion of new 5.05% 10-year Notes issued on December 1, 2009. The Company recorded a loss on redemption comprised of $63 million in respect of the redeemed Notes and $36 million for termination of the associated cross currency interest rate swaps.

Interest income on tax refunds decreased by $44 million for the full year of 2010 when compared to 2009, as larger amounts were recognized in 2009 for settlement of prior years’ tax matters.

Income taxes (recovery)	Quarters ended December 31				Years ended December 31
($ millions, except tax rates)	2010	2009	Change		2010	2009	Change
Basic blended federal and provincial tax at statutory income tax rates	85	34	150.0%		396	366	8.2%
Revaluation of future income tax liability to reflect future statutory income tax rates	(12)	(63)	—		(43)	(99)	—
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(17)	(20)	—		(36)	(68)	—
Share option award compensation	7	1	—		10	4	—
Other	1	—	—		1	—	—
	64	(48)	n/m		328	203	61.6%
Blended federal and provincial statutory tax rates (%)	29.2	31.5	(2.3	)pts.	29.0	30.3	(1.3	)pts.
Effective tax rates (%)	22.0	n/m	n/m		24.0	16.8	7.2	pts.

Basic blended statutory income taxes increased by $51 million and $30 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009, due to higher Income before income taxes, partly offset by lower blended statutory income tax rates. The effective tax rates were lower than the statutory tax rates due to revaluations of future income tax liabilities and the tax rate differential and consequential adjustments from reassessments of prior years’ tax issues. Changes to B.C. income tax rates were enacted in the first quarter of 2009, reducing rates beginning January 1, 2010. Changes to Ontario income tax rates from 2010 to 2013 were enacted in the fourth quarter of 2009 for provincial income taxes effective July 1, 2010 and thereafter. In addition, enacted federal income tax rates decreased in 2010.

In 2010, the Rulings Division of Canada Revenue Agency (CRA) advised the Company that, as a result of a detailed review of the facts and regulatory issues concerning the acquisition of auctioned spectrum in 2001 and 2008, CRA agreed with the Company’s filed tax position that the spectrum acquired in both circumstances represented an amortizable asset for income tax purposes, which would be amortized on a straight line basis over the ten-year life of the licences. This is expected to result in lower cash income taxes in each year from 2011 to 2019, and does not include the impact of any future spectrum purchases.

Share option award compensation in 2010 includes a fourth quarter, $7 million write-off of a future income tax asset due to the enactment of new legislation in December 2010 that changes the tax treatment of certain share-based compensation. Where stock option rights are acquired by the Company in exchange for a cash payment, either the employee must forgo his or her personal income tax deduction, which emulates capital gains treatment, or the Company must forgo its tax deduction, thereby eliminating the double benefit afforded to employees and corporations. To the extent that the Company acquires the stock option rights from employees, the Company has elected to forgo its tax deduction for such payments.

Other comprehensive income	Quarters ended December 31			Years ended December 31
($ millions)	2010	2009	Change	2010	2009	Change
	(2)	33	n/m	54	58	(6.9)%

Other comprehensive income includes changes in unrealized fair value of derivatives designated as cash flow hedges, principally associated with U.S. dollar debt. In 2010, an approximate $11 million after-tax effect of unwinding swaps associated with the early partial redemption of U.S. dollar Notes in September 2010, or a pre-tax amount of $16 million, was recognized in Financing costs. Similarly in 2009, an approximate $25 million after-tax effect of unwinding swaps associated with the early partial redemption of U.S. dollar Notes in December 2009, or a pre-tax amount of $36 million, was recognized in Financing costs.

2.4 Wireless segment

Operating revenues – wireless segment	Quarters ended December 31			Years ended December 31
($ millions)	2010	2009	Change	2010	2009	Change
Network revenue	1,200	1,103	8.8%	4,611	4,392	5.0%
Equipment and other revenue	138	122	13.1%	403	315	27.9%
External operating revenue	1,338	1,225	9.2%	5,014	4,707	6.5%
Intersegment revenue	9	7	28.6%	33	28	17.9%
Total operating revenues	1,347	1,232	9.3%	5,047	4,735	6.6%

Wireless segment revenue increased by $115 million and $312 million, respectively, in the fourth quarter and full year when compared to the same periods in 2009.

•                  Network revenue increased year-over-year by $97 million and $219 million, respectively, in the fourth quarter and full year of 2010. The increases were due to continued wireless data revenue growth and the 6.9% year-over-year growth in the subscriber base that, for the full year, was partly offset by lower voice revenues. Data revenue increased by $87 million or 36% in the fourth quarter, and increased by $260 million or 30% for the full year, reflecting strength in smartphone service revenues and text messaging driven by increased penetration of smartphones, increased adoption of data plans, higher-speed smartphones as well as mobile Internet key and tablet growth, and higher inbound data roaming volumes, partly offset by lower roaming rates. Data revenue represented 25% of network revenue in 2010, as compared to 20% in 2009. The full year decline in voice revenue slowed to $41 million or 1.2% in 2010 primarily due to falling voice ARPU, described further below, while fourth quarter voice revenue increased $10 million or 1.2%, as subscriber growth more than offset the moderating voice ARPU decline.

Blended ARPU of $58.48 in the fourth quarter of 2010 increased by $1.10 or 1.9% when compared to the same period in 2009, and also reflected the usual fourth quarter decrease when compared to $58.75 in the third quarter of 2010. The 1.9% year-over-year growth in the quarter is a continued improvement from year-over-year declines of 1.2%, 1.9%, 4.4% and 7.7%, respectively, for the third, second and first quarters of 2010 and fourth quarter of 2009. Blended ARPU for the full year of 2010 was $57.64, a decrease of $0.82 or 1.4% from 2009. Blended ARPU reflects increasing data usage driven by growing smartphone adoption and increased roaming volumes, partly offset by a decline in voice pricing (discussed further below), declining minutes used and increased penetration of mobile Internet keys and tablets.

Data ARPU was $16.01 and $14.39, respectively, in the fourth quarter and full year of 2010, reflecting year-over-year increases of $3.41 or 27% for the quarter and $2.51 or 21% for the year. The increases in data ARPU are largely reflective of the data revenue trend. Voice ARPU was $42.47 and $43.25, respectively, in the fourth quarter and full year of 2010, or year-over-year decreases of $2.31 or 5.2% for the quarter and $3.33 or 7.1% for the year. The 5.2% year-over-year decline in fourth quarter voice ARPU has moderated from decreases of 6.7%, 7.2%, 9.5%, and 12%, respectively, experienced in the third, second and first quarters of 2010 and fourth quarter of 2009. Voice ARPU decreases were caused by: declining voice minutes of use by both consumers and businesses; increased use of included-minute rate plans as subscribers shift usage patterns, substitute messaging for voice calls and move to optimize price plans; increased penetration and lower service revenue of the Koodo® brand; an increasing volume of mobile Internet key and tablet subscriptions from which there is no voice revenue; elimination of system access fees and carrier e911 charges on new rate plans; and lower Mike® service ARPU; partly offset by increased inbound roaming volumes and a fee implemented for customers electing to continue to receive a paper bill instead of an ebill.

Gross and net subscriber additions reflect improved economic conditions, an enhanced handset line-up due in part to the availability of the new HSPA+ network, promotional activity, a continued effort to attract and retain high value postpaid customers and expanded distribution through Black’s Photo since November 2009, partly offset by increased competitive intensity within both the postpaid and prepaid market segments. Total gross subscriber additions increased by 10% in the fourth quarter and 6.9% for the full year of 2010, when compared to the same periods in 2009, with postpaid gross additions increasing by approximately 14% and 12%, respectively, in the quarter and full year. Postpaid gross additions were 68% of the total in the fourth quarter and the full year of 2010 (66% in the fourth quarter of 2009 and 65% for the full year of 2009). Prepaid gross additions were stronger in the second half of 2010 mainly due to more competitive offers including data-capable handset selection.

The Company experienced a significant increase in smartphone adoption rates in the fourth quarter of 2010, as smartphones represented 46% of postpaid gross additions, as compared to 38% in the third quarter of 2010, and 25% in the fourth quarter of 2009. At December 31, 2010, smartphone subscribers represented 33% of the postpaid subscriber base as compared to 20% one year earlier. Smartphone subscribers generate significantly higher ARPU than those with messaging and voice-only devices, but have higher COA and cost of retention from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue, while increasing network usage and future costs of retention compared to historical levels.

Net additions for the fourth quarter of 2010 decreased by 2.5% when compared to the same period in 2009 as strong growth in gross additions was more than offset by increased churn, discussed further below. Net additions for the full year of 2010 increased by 10% when compared to 2009, while maintaining a strong postpaid mix. In 2010, fourth quarter postpaid net additions represented 92% of the total (89% in 2009), while full year postpaid net additions were 93% of the total (93% in 2009). Postpaid subscriber net additions for the full year of 2010 increased when compared to the same period in 2009 as growth in postpaid gross additions was partly offset by slightly higher churn.

The blended churn rates were 1.72% and 1.57%, respectively, in the fourth quarter and full year of 2010, as compared to 1.60% and 1.58%, respectively, in the same periods in 2009. The increase in the fourth quarter churn rate reflects increased competitive marketing intensity due in part to price competition and an increased number of unlimited-usage rate plan offers entailing higher handset subsidies from both new entrants and incumbent national competitors. The churn rate for the full year was comparable to 2009, reflecting these factors, offset by the availability of the new HSPA+ network for the full year, greater choice in handsets including the Apple iPhone, and successful retention efforts.

•                  Equipment and other service revenue increased by $16 million and $88 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009. The increase in the fourth quarter was largely due to higher acquisition and retention volumes, and to a lesser extent increased accessories revenues, while the annual increase was also due to a higher smartphone mix and full year results from Black’s Photo, acquired in September 2009. The full year increase was partly offset by competitive pressure on handset prices, which drove higher handset subsidies in the second half of 2010. Average handset prices trended upward in 2010 due to the increasing smartphone mix, however, due to competitive pressures driving deeper subsidies, handset prices in the third quarter of 2010 were negatively impacted by higher subsidies when compared to the third quarter of 2009, and average handset prices in the fourth quarter of 2010 were flat compared to the same period in 2009.

•                  Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	As at December 31
	2010	2009	Change
Subscribers (000s)
Postpaid	5,705	5,290	7.8%
Prepaid	1,266	1,234	2.6%
Total	6,971	6,524	6.9%
Proportion of subscriber base that is postpaid (%)	81.8	81.1	0.7	pts.
Digital POP (1) coverage (millions) (2)	33.8	33.1	2.1%
HSPA+ POP coverage (millions)(2)	33.1	31	~ 6.7%

	Quarters ended December 31				Years ended December 31
	2010	2009	Change		2010	2009	Change
Subscriber gross additions (000s)
Postpaid	323	283	14.1%		1,160	1,036	12.0%
Prepaid	152	148	2.7%		550	563	(2.3)%
Total	475	431	10.2%		1,710	1,599	6.9%
Subscriber net additions (000s)
Postpaid	109	109	—%		415	379	9.5%
Prepaid	10	13	(23.1)%		32	27	18.5%
Total	119	122	(2.5)%		447	406	10.1%
ARPU (3) ($)	58.48	57.38	1.9%		57.64	58.46	(1.4)%
Churn, per month (3) (%)	1.72	1.60	0.12	pts.	1.57	1.58	(0.01	) pts.
Average monthly minutes of use per subscriber (MOU)	352	389	(9.5)%		361	392	(7.9)%
COA (4) per gross subscriber addition (3) ($)	388	380	2.1%		350	337	3.9%
Retention spend to network revenue (3) (%)	14.2	12.1	2.1	pts.	11.6	10.9	0.7	pts.
EBITDA to network revenue (%)	39.7	39.4	0.3	pts.	44.0	44.0	—

(1)             POP is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area.

(2)             Including roaming/resale and network-sharing agreements, principally with Bell Canada.

(3)             See Section 6.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under Canadian or U.S. GAAP.

(4)             Cost of acquisition.

Operating expenses — wireless segment	Quarters ended December 31			Years ended December 31
($ millions)	2010	2009	Change	2010	2009	Change
Equipment sales expenses	330	263	25.5%	1,015	845	20.1%
Network operating expenses	162	156	3.8%	640	621	3.1%
Marketing expenses	142	130	9.2%	440	422	4.3%
General and administration (G&A) expenses
Salaries, benefits and employee-related costs	154	154	—%	596	581	2.6%
Other G&A expenses	83	91	(8.8)%	321	321	—%
Operations expense	871	794	9.7%	3,012	2,790	8.0%
Restructuring costs	—	3	(100.0)%	4	12	(66.7)%
Total operating expenses	871	797	9.3%	3,016	2,802	7.6%

Wireless segment total operating expenses increased by $74 million and $214 million, respectively, in the fourth quarter and full year when compared to the same periods in 2009.

•                  Equipment sales expenses in 2010 increased year-over-year by $67 million and $170 million, respectively, in the fourth quarter and full year of 2010. The increases were primarily due to higher acquisition and retention volumes, as well as higher per-unit costs to support increased smartphone loading for both new client acquisitions and the migration of existing clients, notably including a higher proportion of upgrades to Apple iPhones and RIM BlackBerrys. In 2010, this category also includes full year results from Black’s Photo, acquired in September 2009.

•                  Network operating expenses in 2010 increased year-over-year by $6 million and $19 million, respectively, in the fourth quarter and full year, or 3 to 4%, respectively, which reflects increasing network efficiency as indicated by network revenue growth of 8.8% and 5.0%, respectively. The increases in network expenses reflects growth in roaming volumes, slightly higher revenue-share and licensing costs, and the introduction of regulated e911 fees for wireless subscribers in Quebec, partly offset by lower roaming costs from reduced rates. Lower negotiated revenue-share and licensing rates were more than offset by increases in revenue-share volumes to third parties and licensing volumes to service providers as a result of the continued penetration of smartphones.

•                  Marketing expenses in 2010 increased year-over-year by $12 million and $18 million, respectively, in the fourth quarter and full year, principally due to higher commissions related to higher volumes, partly offset by lower advertising expenses in 2010 due to the initial launch of HSPA+ network in November 2009.

COA per gross subscriber addition increased by $8 or 2.1% in the fourth quarter of 2010 and by $13 or 3.9% for the full year of 2010, when compared to the same periods in 2009. COA per gross subscriber addition increased due to higher per-unit subsidy costs driven by a higher smartphone mix, and to a lesser extent higher commissions to support an increasing mix of higher value smartphone devices. This was partly offset by a favourable U.S. dollar exchange rate compared to 2009, higher advertising and promotion expenditures in the fourth quarter of 2009 to support the HSPA+ network launch, and increased gross additions in 2010 creating improved efficiency of advertising and promotion expenditures per gross addition.

Retention costs as a percentage of network revenue increased to 14.2% in the fourth quarter and 11.6% for the full year of 2010. The retention cost ratios increased due to higher retention volumes related to a larger subscriber base and a significantly increased volume of clients migrating to smartphones, typically upgrades to HSPA devices, partly offset by improving network revenue growth, lower commissions per retention subscriber and a favourable U.S. dollar exchange rate compared to 2009.

•                  Total G&A expenses decreased by $8 million year-over-year in the fourth quarter of 2010 and increased by $15 million year-over-year for the full year of 2010. G&A costs for the full year increased by only 1.7%, reflecting improved efficiency in supporting the subscriber base, which grew by 6.9%.

Salaries, benefits and employee-related costs in 2010 were unchanged in the fourth quarter and increased by $15 million for the full year when compared to the same periods in 2009. Higher 2010 performance bonus accruals due to improved financial and operating results were offset by fewer domestic FTE employees. The expense increase for the full year of 2010 also included a whole year of Black’s Photo expenses.

Other G&A expenses decreased by $8 million in the fourth quarter of 2010 when compared to the same period in 2009, due mainly to lower bad debt expenses. For the full year of 2010, Other G&A expenses were unchanged year-over-year, as inclusion of a full year of expenses from Black’s Photo and increased external labour costs to support the growing subscriber base, were offset by lower bad debt expenses and one-time operating savings in the first quarter of 2010. Bad debt expense decreased $5 million for the quarter and $25 million for the year, reflecting lower involuntary subscriber churn from an improved economy.

•                  Restructuring costs in 2010 decreased year-over-year by $3 million and $8 million, respectively, in the quarter and full year. See discussion in Section 2.3.

	Quarters ended December 31			Years ended December 31
EBITDA — wireless segment	2010	2009	Change	2010	2009	Change
EBITDA ($ millions)	476	435	9.4%	2,031	1,933	5.1%
EBITDA margin (%)	35.3	35.3	—	40.2	40.8	(0.6)	pts.

Wireless segment EBITDA increased by $41 million and $98 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009. This reflects improvement in terms of data revenue growth, postpaid subscriber growth, lower voice ARPU erosion and lower bad debt expenses. Wireless margins were pressured in 2010 primarily due to higher combined acquisition and retention costs associated with higher volumes and continued smartphone adoption following the launch in late 2009 of the new HSPA+ network and related devices such as the iPhone, earlier availability of latest BlackBerry devices, as well as increased competitive intensity driving higher handset subsidies.

2.5 Wireline segment

Operating revenues — wireline segment	Quarters ended December 31			Years ended December 31
($ millions)	2010	2009	Change	2010	2009	Change
Data	591	554	6.7%	2,268	2,146	5.7%
Voice local	403	450	(10.4)%	1,684	1,856	(9.3)%
Voice long distance	130	142	(8.5)%	530	619	(14.4)%
Other	89	72	23.6%	283	278	1.8%
External operating revenue	1,213	1,218	(0.4)%	4,765	4,899	(2.7)%
Intersegment revenue	40	36	11.1%	155	134	15.7%
Total operating revenue	1,253	1,254	(0.1)%	4,920	5,033	(2.2)%

Total wireline segment revenue decreased by $1 million and $113 million, respectively, in the fourth quarter and full year of 2010 when compared with the same periods in 2009.

•                  Wireline data revenues increased year-over-year by $37 million and $122 million, respectively, in the fourth quarter and full year of 2010. The increases resulted from: (i) strong subscriber growth in TELUS TV services; (ii) increased Internet, enhanced data and hosting services; (iii) higher managed workplace revenues including a high margin software application sale in the first quarter of 2010; and to a lesser extent, (iv) increased data equipment sales. These increases were partly offset by declining legacy basic data services.

Wireline operating indicators

	As at December 31
(000s)	2010	2009	Change
Internet subscribers
High-speed	1,167	1,128	3.5%
Dial-up	62	87	(28.7)%
Total	1,229	1,215	1.2%
TELUS TV subscribers (1)	314	170	84.7%

	Quarters ended December 31			Years ended December 31
(000s)	2010	2009	Change	2010	2009	Change
Internet subscriber net additions (losses)
High-speed	18	11	63.6%	39	37	5.4%
Dial-up	(6)	(9)	33.3%	(25)	(37)	32.4%
Total	12	2	n/m	14	—	n/m
TELUS TV subscriber net additions (1)	48	33	45.4%	144	92	56.5%

(1)             Includes Optik TV and TELUS Satellite TV subscribers.

The Company launched its new Optik TV and Optik High Speed Internet service brands in June 2010, which combined with enhanced bundling capabilities and retention offers, positively impacted TV and high-speed subscriber additions in the second half of 2010 relative to the second half of 2009 and the first half of 2010. In addition, offers by the primary cable-TV competitor in Western Canada were scaled back in the second half of 2010. TELUS upgraded a significant portion of its IP TV subscribers to Microsoft Mediaroom technology in 2010, with a plan to fully migrate the rest of the subscriber base in 2011.

•                  Voice local revenue decreased year-over-year by $47 million and $172 million, respectively, in the fourth quarter and full year of 2010. The decreases continue to reflect lower basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, and technological substitution by wireless and Internet-based services. The decrease also reflects a decline in business voice lines from technological substitution to data services, competitor activity including price competition, and cautious business spending.

Wireline operating indicators

	As at December 31
(000s)	2010	2009	Change
Network access lines (NALs) (1)
Residential	2,046	2,223	(8.0)%
Business	1,693	1,743	(2.9)%
Total	3,739	3,966	(5.7)%

	Quarters ended December 31			Years ended December 31
(000s)	2010	2009	Change	2010	2009	Change
Net (losses) additions in NALs
Residential	(37)	(45)	17.8%	(177)	(175)	(1.1)%
Business	(18)	(8)	(125.0)%	(50)	(35)	(42.9)%
Total	(55)	(53)	(3.8)%	(227)	(210)	(8.1)%

(1)             As a result of a periodic subscriber measurement review and correction during the first quarter of 2010, historical NALs were restated for the prior periods commencing in 2007. Total NALs at December 31, 2009, reflect a reduction of 15,000 residential NALs from the figure reported in the 2009 MD&A, in respect of TELUS TV subscribers that did not subscribe to voice lines, but were inadvertently included in NAL counts. Business NALs were reduced by 67,000 from the figure reported in the 2009 MD&A due to the cleanup and removal of inaccurate subscriber records as part of the integration of billing and subscriber reporting processes, as well as the consistent application of industry measurement practices across TELUS.

Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors in the Company’s incumbent areas of B.C., Alberta and Eastern Quebec. Residential NAL losses improved in the second half of 2010 relative to the loss experience in the second half of 2009 and the first half of 2010 due to the Company’s enhanced bundling capabilities resulting from its expanded TV offering with Optik TV and the provision of competitive retention offers.

Business NAL losses in 2010 reflect increased competition in the small and medium business market, conversion of voice lines to more efficient IP services, cautious business spending, and slower growth in data lines due to the completion of some large enterprise deals that also included large private IP networks. Growth in certain data services such as private IP networks is not measured by business NAL counts, and conversion of legacy voice services to IP services results in an overall decrease in business NALs.

•                  Voice long distance revenue decreased year-over-year by $12 million and $89 million, respectively, in the fourth quarter and full year of 2010, reflecting ongoing industry-wide price competition, losses of local subscribers, and technological substitution to wireless and Internet-based services.

•                  Other revenue increased year-over-year by $17 million and $5 million, respectively, in the fourth quarter and full year of 2010. The increases included $8 million of revenue recognized in the fourth quarter from CRTC Telecom Decision 2010-900 Review of the large incumbent local exchange carriers’ support structure service rates. This was partly offset by lower voice equipment sales for the full year.

•                  Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses – wireline segment	Quarters ended December 31			Years ended December 31
($ millions)	2010	2009	Change	2010	2009	Change
Salaries, benefits and employee-related costs	424	455	(6.8)%	1,715	1,811	(5.3)%
Other operations expenses	426	371	14.8%	1,523	1,486	2.5%
Operations expenses	850	826	2.9%	3,238	3,297	(1.8)%
Restructuring costs	32	74	(56.8)%	70	178	(60.7)%
Total operating expenses	882	900	(2.0)%	3,308	3,475	(4.8)%

Total wireline operating expenses decreased by $18 million and $167 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009.

•                  Salaries, benefits and employee-related expenses decreased by $31 million and $96 million, respectively, in the fourth quarter and full year. The decreases primarily reflect lower base salaries from fewer domestic FTE employees and continued reduction of discretionary employee-related expenses such as travel, partly offset by labour rate inflation in 2010, increased employee performance bonus compensation expenses due to improved financial and operating results, and increased defined benefit plan expenses.

•                  Other operations expenses increased by $55 million and $37 million, respectively, in the fourth quarter and full year. The increases reflect higher TELUS TV programming and material costs related to the 85% increase in the subscriber base, and higher advertising and promotions costs, partly offset by lower transit and termination costs due to lower rates, supplier credits, and one-time operating savings in the first quarter of 2010.

•                  Restructuring costs decreased by $42 million and $108 million, respectively, in the fourth quarter and full year. See discussion in Section 2.3.

	Quarters ended December 31				Years ended December 31
EBITDA - wireline segment	2010	2009	Change		2010	2009	Change
EBITDA ($ millions)	371	354	4.8%		1,612	1,558	3.5%
EBITDA margin (%)	29.6	28.2	1.4	pts.	32.8	31.0	1.8	pts.

Wireline segment EBITDA increased by $17 million and $54 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009. Improvement in the EBITDA margin resulted from lower restructuring costs and operating savings realized from efficiency initiatives to mitigate declining voice revenues, partially offset by increased costs associated with the growth in TELUS TV services. For the full year, margins were supplemented by a high margin software application sale in the first quarter of 2010.

3.              Changes in financial position

Changes in the Consolidated statements of financial position for the year ended December 31, 2010, are as follows:

Financial position as at:	December 31
($ millions)	2010	2009	Changes		Explanation of the change
Current assets
Cash and temporary investments, net	17	41	(24)	(59)%	See Section 4: Liquidity and capital resources
Accounts receivable	917	694	223	32%

The increase includes a $100 million reduction in proceeds from securitized accounts receivable (see Section 4.6), as well as increased receivables due to the growing wireless postpaid subscriber base and increase in postpaid ARPU

Income and other taxes receivable	56	16	40	n/m	Reflects an increase in accrued recoveries for income and other taxes receivable, net of current income tax expense
Inventories	283	270	13	5%	Mainly an increase in wireless dealer inventories
Prepaid expenses	113	105	8	8%	Mainly an increase in prepaid maintenance contracts net of amortization
Derivative assets	4	1	3	n/m	—
Current liabilities
Accounts payable and accrued liabilities	1,495	1,385	110	8%	Reflects an increase in fourth quarter capital and operating expenditures payable, and increased semi-annual interest payable
Income and other taxes payable	6	182	(176)	(97)%	Primarily reflects final income tax payments in the first quarter of 2010 for the 2009 tax year and 2010 instalments substantially paid during the year
Restructuring accounts payable and accrued liabilities	111	135	(24)	(18)%	Payments exceeded new obligations from restructuring initiatives
Dividends payable	169	150	19	13%	Primarily reflects the 10.5% increase in the dividend rate for the fourth quarter 2010 dividend, as compared to the fourth quarter of 2009
Advance billings and customer deposits	658	674	(16)	(2)%	Includes reclassification of $81 million of the price cap deferral account to Non-current liabilities, net of increased billings due to subscriber growth
Current maturities of long-term debt	743	82	661	n/m

The balance at December 31, 2010, includes $736 million for 8% U.S. dollar Notes maturing in June 2011 after partial redemption of the Notes outstanding on September 2. Two smaller issues totalling $80 million that were current at December 31, 2009, matured and were repaid in 2010. See Section 4.3. The residual amounts are capital leases

Derivative liabilities	419	62	357	n/m

The December 31, 2010, balance and net change from December 31, 2009, includes $404 million for derivative liabilities associated with the June 2011 maturity of U.S. dollar Notes after fair value adjustments and termination of the portion associated with the partial redemption of Notes on September 2. This was partly offset by fair value adjustments for share option and restricted share unit hedges, and unwinding option hedges

Current portion of future income taxes	348	294	54	18%

Primarily due to changes in the accounting classification of related liabilities between current and long-term, reduction in reserves for income tax purposes and changes in partnership income that will be allocated over the next 12 months

Working capital (1)	(2,559)	(1,837)	(722)	(39)%

Primarily due to the remaining balance of U.S. dollar Notes maturing in June 2011 and associated derivative liabilities (see Section 4.3), partly offset by higher receivables and lower income taxes payable

(1) Current assets subtracting Current liabilities.

Changes in financial position, continued from the previous page.

Financial position as at:	December 31,
($ millions)	2010	2009	Changes		Explanation of the change
Non-current assets
Property, plant and equipment, net	7,722	7,729	(7)	—%	See Capital expenditures in Section 4.2 Cash used by investing activities and Depreciation in Section 2.3 Consolidated operations
Intangible assets, net	5,134	5,148	(14)	—%

See Capital expenditures in Section 4.2 Cash used by investing activities and Amortization in Section 2.3 Consolidated operations. Included in the balances for both periods are wireless spectrum licences of $3,849 million

Goodwill, net	3,572	3,572	—	—	—
Other long-term assets	1,744	1,602	142	9%	Primarily pension plan funding and amortization of transitional pension assets
Investments	37	41	(4)	(10)%	Dispositions and write-downs of small investments were partially offset by new investments
Non-current liabilities
Long-term Debt	5,313	6,090	(777)	(13)%

The decrease primarily reflects reclassification of U.S. dollar Notes maturing in June 2011 to Current liabilities, and a $363 million decrease in commercial paper, net of a $1 billion Note issue in July 2010

Other long-term Liabilities	638	1,271	(633)	(50)%

The decrease primarily reflects reclassification of the $721 million derivative liability associated with the U.S. dollar Notes maturing in June 2011 to Current liabilities, partly offset by reclassification of $81 million of the price cap deferral account from Current liabilities

Future income taxes	1,498	1,319	179	14%	An increase in future taxes on long-term assets and liabilities partly offset by a reclassification to the Current portion of future income taxes
Owners’ equity
Common Share and Non-Voting Share equity	8,179	7,554	625	8%

Mainly Net income of $1,034 million and Other comprehensive income of $54 million, less declared dividends of $642 million, and adding back $150 million for treasury shares issued for dividends reinvested in Non-Voting Shares under the dividend re-investment plan

Non-controlling interests	22	21	1	5%	Net income of $4 million attributable to non-controlling interests less dividends of $3 million paid by a subsidiary to a non-controlling interest

4.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

The Company’s capital structure financial policies, financing plan and results are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology. In both 2010 and 2009, cash provided by operating activities exceeded cash used by investing activities, long-term debt was reduced and the average term to maturity of debt was extended through financing activities.

Summary of Consolidated statements of cash flows	Quarters ended December 31			Years ended December 31
($ millions)	2010	2009	Change	2010	2009	Change
Cash provided by operating activities	696	624	11.5%	2,546	2,904	(12.3)%
Cash (used) by investing activities	(559)	(513)	(9.0)%	(1,707)	(2,128)	19.8%
Cash (used) by financing activities	(170)	(104)	(63.5)%	(863)	(739)	(16.8)%
Increase (decrease) in cash and temporary investments, net	(33)	7	—	(24)	37	—
Cash and temporary investments, net, beginning of period	50	34	—	41	4	—
Cash and temporary investments, net, end of period	17	41	(58.5)%	17	41	(58.5)%

4.1 Cash provided by operating activities

Cash provided by operating activities increased by $72 million in the fourth quarter of 2010 and decreased by $358 million in the full year of 2010 when compared to the same periods in 2009. Year-over-year comparative changes in cash flow for the quarter and full year included:

•                  Changes in proceeds from securitized accounts receivable (included in Net change in non-cash working capital on the consolidated statements of cash flow) are a use of cash when proceeds are reduced and a source of cash when the proceeds are increased. Proceeds from securitized receivables were unchanged during the fourth quarter of 2010, while in the fourth quarter of 2009 proceeds increased by $100 million, for a comparative decrease in cash flow of $100 million. For the full year of 2010, proceeds were reduced by $100 million, as compared to an increase of $200 million in 2009, for a comparative decrease in cash flow of $300 million. See Section 4.6 Accounts receivable sale.

•                  EBITDA — excluding restructuring costs, increased by $13 million and $36 million, respectively, in the fourth quarter and full year of 2010, when compared to the same periods in 2009.

•                  Contributions to defined benefit pension plans in excess of the defined benefit pension expense decreased by $17 million and $51 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009. The Company made a voluntary one-time pension contribution of $200 million in January 2011 (see Section 1.5).

•                  Interest paid decreased by $154 million and $96 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009. The decreases resulted from lower losses on early redemption of U.S. dollar Notes ($52 million in September 2010 as compared to $99 million in December 2009), as well as lower interest rates on the $2 billion of Series CG and CH notes issued to fund the two partial early redemptions of the U.S. dollar Notes, and the change in timing of semi-annual interest payments on the Series CH Notes to January and July as compared to June and December on the redeemed Notes. (See Section 4.3.)

•                  Interest received decreased by $51 million for the full year of 2010 when compared to 2009. The decrease was mainly due to higher receipts of interest on the settlement of tax related matters in 2009.

•                  In the fourth quarter of 2010, income taxes received net of instalment payments were $28 million, or an increase of $24 million in net recoveries when compared to the fourth quarter of 2009. For the full year of 2010, income tax payments, net of recoveries were $311 million or $45 million higher net payments primarily due to the receipt of higher income tax recoveries in 2009 together with a slight increase in instalments in 2010.

•                  Other changes in non-cash working capital.

4.2 Cash used by investing activities

Cash used by investing activities increased by $46 million in the fourth quarter of 2010 and decreased by $421 million, in the full year of 2010 when compared to the same periods in 2009, principally due to differences in capital expenditures and an acquisition in the third quarter of 2009.

Capital expenditures	Quarters ended December 31				Years ended December 31
($ millions, except capital intensity)	2010	2009	Change		2010	2009	Change
Wireless segment	192	192	—		463	770	(39.9)%
Wireline segment	372	322	15.5%		1,258	1,333	(5.6)%
Total capital expenditures	564	514	9.7%		1,721	2,103	(18.2)%
EBITDA less capital expenditures (1)	283	275	2.9%		1,922	1,388	38.5%
Capital intensity (2) (%)	22	21	1	pt.	18	22	(4	)pts.

(1)             See Section 6.1 EBITDA for the calculation and description.

(2)             Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

Total capital expenditures increased by $50 million in the fourth quarter of 2010 and decreased by $382 million for the full year of 2010, when compared to the same periods in 2009. EBITDA less capital expenditures increased by $8 million and $534 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009.

•                  Wireless segment

Capital expenditures were unchanged in the fourth quarter of 2010 when compared to the same period in 2009. For the full year, capital expenditures in 2010 decreased year-over-year by $307 million due to the major activity in the prior year to construct the HSPA+ network, which was substantially completed and launched in November 2009, as well as lower expenditures for the mature CDMA network. This was partly offset by new expenditures for increased capacity, as well as the HSPA+ dual-cell technology project begun in second half of 2010 that is expected to approximately double the data speed of the network.

Wireless capital intensity decreased to 9% in 2010 from 16% in 2009. Wireless cash flow (EBITDA less capital expenditures) was $1,568 million in 2010, up by $405 million or 35% year-over-year.

•                  Wireline segment

Capital expenditures increased by $50 million in the fourth quarter of 2010 when compared to the same period in 2009 principally due to increased expenditures for efficiency initiatives including service delivery improvement, workforce management, and purchase of a leased building to facilitate consolidation of contact centre real estate space. For the full year, capital expenditures decreased by $75 million, reflecting lower expenditures for the largely completed ADSL2+ network technology upgrade, partly offset by increased expenditures for TELUS Optik TV, VDSL2 and gigabit passive optical network (GPON) technology, as well as pushing fibre deeper into the network and shortening loop lengths from the home.

Wireline capital intensity remained at 26% in 2010, unchanged from 2009. Wireline cash flow (EBITDA less capital expenditures) improved to $354 million in 2010, up by $129 million or 57% year-over-year.

4.3 Cash (used) provided by financing activities

Net cash used by financing activities increased by $66 million and $124 million, respectively, in the fourth quarter and full year of 2010 when compared to the same periods in 2009.

•                  Cash from Common Shares and Non-Voting Shares issued were $8 million and $15 million in the fourth quarter and full year of 2010, as compared to $1 million in the full year of 2009.

•                  Cash dividends paid to holders of Common Shares and Non-Voting Shares were $108 million and $473 million, respectively, in the fourth quarter and full year of 2010, comprised of dividends declared net of amounts reinvested in TELUS Non-Voting Shares issued from treasury at a 3% discount under the Company’s dividend reinvestment and share purchase (DRISP) program. In 2009, cash dividend payments were $151 million and $602 million, respectively, in the fourth quarter and full year, and no shares were issued from treasury in respect of reinvested dividends.

•                  Bank facilities and commercial paper

The Company often shifts among short-term financing sources to take advantage of interest cost differentials.

In the fourth quarter of 2010, commercial paper was reduced by $68 million, while for the full year; commercial paper was reduced by $363 million to $104 million at December 31, 2010. No amounts were drawn against the 2012 credit facility at December 31, 2010 (unchanged from December 31, 2009).

In comparison, during the fourth quarter of 2009, commercial paper was reduced by $67 million. For the full year of 2009, commercial paper increased by $35 million to $467 million at December 31, 2009, while net amounts drawn on the 2012 credit facility were reduced by $980 million to $nil in the second quarter of 2009, primarily as a result of the successful Note issue in May.

•                 Maturity and repayment of smaller debt issues in 2010

The Company repaid $50 million for matured 12% TCI Debentures in May 2010 and $30 million for matured 11.5% TCI First Mortgage Bonds in July 2010.

•                  Long-term debt issue in July 2010 with early partial redemption of U.S. dollar Notes in September 2010

On July 23, 2010, the Company successfully closed a public offering of 5.05%, Series CH Notes maturing in July 2020, for gross proceeds of $1 billion. These Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to the greater of (i) the present value of the Notes discounted at the Government of Canada yield plus 47 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

Net proceeds of approximately $993 million were used to fund the early partial redemption of U.S.$607 million of the Company’s publicly held U.S. dollar, 8% Notes with a June 2011 maturity, as well as payments to terminate cross currency interest rate swaps associated with the redeemed Notes. The U.S. dollar Notes have an effective interest rate of approximately 8.5%. The early redemption resulted in a third quarter, pre-tax charge of $52 million, or after tax, approximately $37 million or 12 cents per share.

These financing activities, as well as a similar Note issue and early partial redemption in December 2009, reduced the face value of long-term debt maturing in June 2011 by approximately U.S.$1.2 billion and extended the average maturity of long-term debt to 5.7 years at December 31, 2010 (five years at December 31, 2009).

•                  Long-term debt issues in May and December 2009 with early partial redemption of U.S. dollar Notes in December 2009

The comparative consolidated statement of cash flows for 2009, reflects a successful $700 million public offering in May of 4.95%, Series CF Notes maturing in May 2014. In December, the Company also successfully closed a $1 billion public offering of 5.05%, Series CG Notes maturing in December 2019. The net proceeds of the December issue were used to fund the early partial redemption of U.S.$577 million of the Company’s publicly held U.S. dollar, 8% Notes with a June 2011 maturity, as well as payments to terminate cross currency interest rate swaps associated with the redeemed Notes.

4.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or years ended, December 31	2010	2009	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	6,869	7,312	(443)
Total capitalization — book value	15,088	14,959	129
EBITDA — excluding restructuring costs	3,717	3,681	36
Net interest cost	510	532	(22)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	93	87	0.6	pts.
Average term to maturity of debt (years)	5.7	5.0	0.7
Net debt to total capitalization (%) (1)	45.5	48.9	(3.4	)pts.
Net debt to EBITDA — excluding restructuring costs (1)	1.8	2.0	(0.2)
Coverage ratios (times) (1)
Earnings coverage	3.8	3.1	0.7
EBITDA — excluding restructuring costs interest coverage	7.3	6.9	0.4
Other measures
Free cash flow ($ millions) (2)	947	485	462

Dividend payout ratio (1) of adjusted net earnings (%)	65	67	(2)	pts.
Dividend payout ratio (1) (%)	65	61	4	pts.

(1)             See Section 6.4 Definition and calculation of liquidity and capital resource measures.

(2)             See Section 6.2 Free cash flow for the definition and calculation.

The decrease in Net debt at December 31, 2010, as compared to one year earlier, includes maturity and repayment of $80 million of long-term debt in 2010, a reduction in commercial paper, reduced proceeds from securitized accounts receivable and partial redemption of U.S. dollar Notes in September 2010, offset by a Note issue in July 2010. The $129 million increase in total capitalization resulted from increased retained earnings and Non-Voting Share capital, partly offset by lower net debt.

The proportion of debt on a fixed-rate basis was 93% at December 31, 2010, up from 87% one year earlier primarily due to lower outstanding commercial paper. The average term to maturity of debt was 5.7 years at December 31, 2010, up from 5.0 years at December 31, 2009, primarily due to the 10-year note issue in July 2010 and the early partial redemption in September 2010 of U.S. dollar Notes due June 1, 2011.

The earnings coverage ratio was 3.8 times in 2010, up from 3.1 times in 2009. A decrease in long-term interest expense, including losses on long-term debt redemption, increased the ratio by 0.6, and higher income before income taxes and long-term interest expense increased the ratio by 0.1.

The EBITDA (excluding restructuring costs) interest coverage ratio for 2010 was 7.3 times, up from 6.9 times in 2009, due mainly to lower redemption premiums on long-term debt and higher EBITDA before restructuring costs, partly offset by net interest costs including lower interest income from tax settlements. The ratios, adjusted to exclude losses on redemption of debt of $52 million in 2010 and $99 million in 2009, were 7.8 times and 8.5 times, respectively, in 2010 and 2009.

Free cash flow (FCF) increased by $462 million in 2010 when compared to 2009. The increase resulted mainly from lower capital expenditures, higher EBITDA excluding restructuring costs and lower interest paid, partly offset by higher income tax payments and lower interest received on the settlement of prior years’ tax matters. See FCF details in Section 6.2.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to provide reasonable access to capital markets.

TELUS’ long-term financial policies and guidelines are:

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio at December 31, 2010 was 1.8 times.

•                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The current guideline was approved by the Board on May 4, 2010, and signals management and Board confidence in the outlook of the Company. The previous guideline was 45 to 55%.

4.5 Credit facilities

At December 31, 2010, TELUS had available liquidity exceeding $1.8 billion from unutilized credit facilities, as well as availability of $100 million under its accounts receivable securitization program (see Section 4.6), consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at December 31, 2010

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	—	(117)	(104)	1,779
Other bank facilities	—	61	(2)	(3)	—	56
Total	—	2,061	(2)	(120)	(104)	1,835

(1)             Canadian dollars or U.S. dollar equivalent.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.8 to 1 at December 31, 2010) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 7.3 to 1 at December 31, 2010) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets and goodwill for accounting purposes. The covenants are not expected to be affected by TELUS’ changeover to IFRS on January 1, 2011. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

4.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of February 9, 2011.

Balance of proceeds from securitized receivables ($ millions)	2010, Dec. 31	2010, Sept. 30	2010, June 30	2010, Mar. 31	2009, Dec. 31	2009, Sept. 30	2009, June 30	2009, Mar. 31
	400	400	400	400	500	400	400	300

4.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings during 2010, or as of February 9, 2011.

5.              Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations. The following are updates to the risks described in Section 10 of TELUS’ 2009 annual and 2010 interim first, second and third quarter MD&As.

5.1 Competition

Competitor pricing and technological substitution may adversely affect market shares, volumes and pricing, leading to reduced utilization and increased commoditization of traditional wired voice local and long distance services

TELUS faces intense competition across all key business lines and market segments, including consumer, small and medium businesses (SMB), and the large enterprise market.

Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. Cable-TV companies continue to expand offerings of digital voice and enhanced phone services, resulting in intensified competition in the residential and certain SMB, local access, long distance and high-speed Internet access (HSIA) markets. Over-the-top content providers like Netflix are anticipated to compete for share of viewership, potentially cannibalizing TV and entertainment services. However, TELUS views over-the-top services as a possible Optik TV service offering. Overall, industry pricing pressure and customer acquisition efforts have intensified across most product and service categories and market segments, and this is expected to continue.

Risk mitigation, general: Canadian Radio-television and Telecommunications Commission (CRTC) decisions in recent years approving wireline deregulation have provided TELUS with improved flexibility to respond to intensifying competition. Active monitoring of competitive developments in product and geographic markets enables TELUS to respond more rapidly to competitor offers and leverage the Company’s full suite of integrated solutions and national reach. To offset increasing competitive intensity and losses in traditional services provided in its incumbent areas, TELUS continues to invest in increasing the speed and reach of its broadband networks, introduce innovative products and services, and enhance services with integrated bundle offers. TELUS also continues to expand into and generate growth in non-incumbent markets in Central Canada with business services and mobility offerings and continues to actively pursue a competitive cost structure.

Customer experience

There is a risk that TELUS will not maintain or increase levels of client loyalty if products and services and service experience offered by the Company do not meet or exceed customer expectations. If TELUS does not provide a better customer experience than its competitors, the TELUS brand image could suffer, and business clients and consumers may change service providers. The Company’s profitability could be negatively impacted should the costs to acquire and retain customers increase.

Risk mitigation: Enhancing customer experience and earning the loyalty of clients is a prioritized Company-wide commitment, which was accelerated in a major organization-wide initiative that commenced in 2010 and continues into 2011. Delivering on TELUS’ future friendly brand promise to clients continues as one of the Company’s key corporate priorities in 2011.

Increasing vertical integration by competitors into broadcast content ownership

While TELUS is not currently seeking to be a broadcast content owner, several competitors have acquired broadcast content assets. This includes Shaw Communications’ 2010 acquisition of Canwest Global and BCE’s pending acquisition of the programming services of CTVglobemedia, while Rogers Communications and Quebecor already own content assets. There is a risk that vertical integration could result in content being withheld from TELUS, or being made available at inflated prices.

Risk mitigation: TELUS’ strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content to make it accessible to customers on economically attractive basis and it is not clear that synergies of ownership for carriers outweigh negative synergies of limiting audience through exclusive arrangements and impact on other supplier relationships. This inherent conflict may limit preferential self-dealing by vertically integrated competitors, however, TELUS believes that regulatory safeguards are necessary. The CRTC has initiated a proceeding to discuss issues related to vertical integration (see Section 5.3 Regulatory).

5.2 Technology

Subscriber demand for data may challenge wireless networks and is expected to be accompanied by decreasing unit-pricing

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by increases in: broadband penetration; the need for personal connectivity and networking; affordability of smartphones and high-usage data devices (such as the iPhone, mobile Internet keys, and tablets), and machine-to-machine data applications; increasingly rich multimedia services and applications; and increasing wireless competition that may include unlimited data plans. In addition, given the highly competitive wireless business environment in Canada, it is expected that wireless data revenues will grow more slowly than traffic demand. This gap between traffic and revenue growth represents one of the most significant challenges for operators in this mobile Internet era.

In this mobile Internet era, accelerating data traffic levels represent a growing challenge to the current mobile network’s ability to adequately provision capacity and maintain high service levels in the face of growing demand and pace of innovation of data devices.

Risk mitigation: TELUS built an extensive wireless network based on HSPA+ technologies and is currently implementing HSPA+ dual-cell technology. The HSPA+ network positions TELUS to meet the capacity demands and challenges in the foreseeable future.

In addition to the superior capabilities and higher capacity delivered by HSPA+, the infrastructure supporting TELUS’ network facilitates the future migration to LTE wireless technologies that are expected to further increase network capacity and speed. TELUS’ investments in IP networks, IP/fibre cell-site backhaul and a software-upgradeable radio infrastructure are expected to greatly facilitate rapid introduction of LTE when this ecosystem reaches maturity. LTE technologies that TELUS began testing in 2010 are expected to deliver data download speeds up to 100 Mbps, while at the same time introducing significant improvements in performance. These improvements are expected to increase network capacity, enhance performance, reduce delivery costs per megabyte of data, enable richer multimedia applications and services, and deliver a superior subscriber experience.

Fast growth of wireless data volumes requires optimal and efficient utilization of TELUS’ spectrum holdings. Deployment of HSPA+ technology, the eventual launch of LTE technology and development of a capacity management toolkit aim to achieve efficient utilization of TELUS’ spectrum holdings and position TELUS to meet increasing levels of data traffic. TELUS has developed a spectrum strategy to further strengthen its ability to deliver the mobile Internet to Canadians in the future and intends to participate in upcoming spectrum auctions. If the Company is successful in its bids, the additional spectrum would provide additional capacity and mitigate risk of increasing data traffic, as well as allow for economic deployment of LTE services in rural coverage areas.

Wireless handset supplier concentration and market power

The popularity of certain models of smartphones and tablets from Apple and RIM has resulted in an increasing reliance on these manufacturers, which increases the market power that these suppliers have over TELUS.

Risk mitigation: TELUS provides and promotes alternative devices, including Android devices, to provide greater choice for consumers and help lessen dependence on a few key suppliers.

5.3 Regulatory

Review of the large incumbent local exchange carriers’ support structure service rates (CRTC Telecom Decision 2010-900)

In this decision, the CRTC approved revised rates for the wholesale support structure services of companies such as TELUS. As a result of the decision, the Company recorded a positive adjustment of approximately $8 million in Other revenues in the wireline segment in the fourth quarter of 2010.

Usage-based billing for gateway access services and third-party Internet access services

In Telecom Decision 2011-44, the CRTC determined that usage-based billing rates for an ILEC’s wholesale residential gateway access services or equivalent services, and for an incumbent cable carrier’s third-party Internet access services, are to be established at a discount of 15% from the carrier’s comparable usage-based billing rates for its retail Internet services. The Government of Canada has announced its intention to review this decision. This review is expected to be completed by March 1, 2011. The Government of Canada can uphold the decision, overturn the decision or ask the CRTC to reconsider its decision. The CRTC has initiated a separate review of billing practices for wholesale residential high-speed access services (Telecom Notice of Consultation 2011-77). The review is in regard to the terms upon which large incumbent telephone and cable carriers provide their services to wholesalers, who, in turn, provide high-speed Internet access to retail residential customers. The CRTC’s stated approach in reviewing this matter will be based on two fundamental principles: (1) as a general rule, ordinary consumers served by small Internet service-providers (ISPs) should not have to fund the bandwidth used by the heaviest retail Internet service consumers; and (2) smaller ISPs should continue to be in a position to offer competitive and innovative alternatives. The review is expected to continue into the second quarter of 2011.

Broadcasting distribution undertakings

The broadcasting landscape has undergone significant consolidation with the acquisition by Shaw of the programming services of Canwest Global (a transaction which was approved by the CRTC in October 2010) and the acquisition by Bell of the programming services of CTVglobemedia (approval being considered by CRTC at a hearing to be held in February 2011). Given the potential for anti-competitive behaviour in this new vertically integrated market environment, the CRTC has launched a policy hearing to consider what safeguards might be necessary to ensure healthy competition. The policy hearing on vertical integration will be held in June 2011. Absent additional safeguards, there is a potential risk that vertically integrated competitor’s could unfairly raise their programming costs to TELUS and/or attempt to withhold content on “new media” platforms (Internet and mobile platforms) or otherwise disadvantage TELUS in attracting wireless or TELUS TV customers. Notably, on January 27, 2011, in Broadcasting Decision 2011-48, the CRTC released its determination regarding TELUS’ complaint against Videotron for undue preference conferred to its own video-on-demand (VOD) service by making its VOD service the exclusive provider of the most popular programming of its sister company TVA. The CRTC found that Videotron had in fact given itself undue preference and subjected TELUS to a disadvantage. The CRTC ordered that TVA programs distributed on VOD be provided without delay to TELUS. This decision is positive for TELUS particularly for the provision of TELUS TV in Eastern Quebec.

On March 22, 2010, the CRTC introduced a new framework to allow over-the-air television broadcasters to enter into negotiations with broadcasting distribution undertakings to establish a fair value of for the distribution of their local over-the-air television signals. As there is uncertainty whether the CRTC has the authority to implement such a signal compensation regime, the CRTC referred the matter to the Federal Court of Appeal seeking clarification of its jurisdiction under the Broadcasting Act. The decision of the Federal Court of Appeal is still pending but may be superseded by a reconsideration of this policy as part of upcoming proceedings where issues surrounding vertical integration will be discussed. In the event that the value for signal regime proposed by the CRTC is actually implemented, it could lead to an increase in cost of offering of Optik TV which may not be entirely able to be covered by price increases due to competition in the broadcasting distribution market by vertically integrated broadcasting conglomerates.

Foreign ownership restrictions

There remains some uncertainty regarding the interpretation of the existing rules due to a Cabinet decision. On December 10, 2009, the Governor in Council (on behalf of the Federal Cabinet) issued Order in Council P.C. 2009-2008, which overturned an October 29, 2009, decision by the CRTC (Telecom Decision 2009-678) that found that wireless new entrant Globalive did not meet Canada’s foreign ownership laws due to the substantial capital backing of Egypt-based Orascom Telecom. Notwithstanding the Governor in Council’s claim that the decision was particular to facts of the Globalive case, it appeared that a new precedent had been set with respect to loosening foreign ownership restrictions in telecommunications, broadcasting and other sectors where the “control in fact” test has traditionally been applied. On January 8, 2010, Public Mobile Inc. filed an application for judicial review with the Federal Court of Appeal seeking to overturn the Governor in Council’s December 10, 2009, decision declaring Globalive to be eligible to operate as a Canadian carrier. Public Mobile Inc.’s application for a judicial review was opposed by the Federal Government and by Globalive. The Federal Court of Appeal decision was released on February 4, 2011, striking down the Order in Council that overturned CRTC Decision 2009-678 and issuing a 45-day stay of judgement to give Globalive a chance to go back to the CRTC.

There is no assurance that resolution of uncertainty over interpretation of existing laws and regulations concerning foreign ownership restrictions that TELUS is subject to, or the manner in which they may be changed, will be beneficial to TELUS.

Risk mitigation for regulatory matters: TELUS generally advocates a regulatory environment in telecommunications that relies, to the greatest extent possible, on market forces rather than regulatory intervention, while in the case of the distribution of broadcasting content, it supports a symmetrical regime under the Broadcasting Act that ensures all consumers continue to have equitable access to broadcast content irrespective of the distributor or platform Canadians choose. TELUS believes that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers. TELUS does not oppose the removal of foreign ownership restrictions in telecommunications, or on the distribution of content, provided that liberalization is implemented on a fair and symmetrical basis for all telecommunications carriers and broadcast distribution undertakings.

5.4 Human resources

Collective bargaining

In August 2010, the membership of Syndicat québécois des employés de TELUS (SQET) in the TELUS Québec region ratified a new collective agreement that will expire on December 31, 2014. This agreement covers approximately 1,000 trades, clerical and operator services team members.

The collective agreement with the Telecommunications Workers Union (TWU) expired on November 19, 2010. Collective bargaining began in July 2010 and continues as of the date of this document. The TWU contract applies to approximately 11,000 employees across Canada in TELUS’ wireline and wireless business segments.

In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned and may result in unanticipated increased costs and/or reduced productivity. In addition, there can be no assurance that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. Any potential need to continue operations in response to work disruptions has been addressed through extensive contingency planning and emergency operations plans. Though the Company has built and validated emergency operations plans there can be no assurance that all potential issues have been planned for, or that the contingencies planned for will manifest in exactly the same fashion as tested. As a result, there is risk that increased costs or disruptions may still occur.

6.              Definitions and reconciliations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

6.1 Earnings before interest taxes depreciation and amortization (EBITDA)

EBITDA is not a calculation based on Canadian GAAP, IFRS or U.S. GAAP. EBITDA should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow. TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA — excluding restructuring costs is also utilized in measuring compliance with debt covenants (see description in Section 6.4). EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors are cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes. Management’s definition of EBITDA differs from standardized EBITDA, as illustrated below:

Calculation of EBITDA

	Quarters ended December 31		Years ended December 31
($ millions)	2010	2009	2010	2009
Net income	227	156	1,038	1,002
Financing costs	102	230	510	532
Income taxes	64	(48)	328	203
Depreciation	340	347	1,333	1,341
Amortization of intangible assets	103	94	402	381
Impairment losses (reversals) for capital assets	—	—	—	—
Standardized EBITDA	836	779	3,611	3,459
Other expense, net	11	10	32	32
EBITDA (management’s definition)	847	789	3,643	3,491

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures

	Quarters ended December 31		Years ended December 31
($ millions)	2010	2009	2010	2009
EBITDA (management’s definition)	847	789	3,643	3,491
Capital expenditures	(564)	(514)	(1,721)	(2,103)
	283	275	1,922	1,388

6.2 Free cash flow

Free cash flow is not a calculation based on Canadian GAAP, IFRS or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the consolidated statements of cash flows. Free cash flow can be used to gauge TELUS’ performance over time. Investors are cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies, and differs from standardized free cash flow defined by the CICA. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Calculation of free cash flow

	Quarters ended December 31		Years ended December 31
($ millions)	2010	2009	2010	2009
EBITDA (management’s definition) — see Section 6.1	847	789	3,643	3,491
Deduct donations and securitization fees included in Other expense, net	(12)	(7)	(33)	(25)
Consolidated statements of cash flow items:
Share-based compensation	(40)	(40)	(30)	(23)
Net employee defined benefit plans expense (recovery)	10	8	31	20
Employer contributions to employee defined benefit plans	(30)	(45)	(140)	(180)
Restructuring costs net of cash payments	23	51	(24)	84
Cash interest paid	(142)	(296)	(471)	(567)
Cash interest received	1	—	3	54
Income taxes refunded (paid)	28	4	(311)	(266)
Capital expenditures	(564)	(514)	(1,721)	(2,103)
Free cash flow (management’s definition)	121	(50)	947	485

CICA’s Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of the entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation

	Quarters ended December 31		Years ended December 31
($ millions)	2010	2009	2010	2009
Cash provided by operating activities	696	624	2,546	2,904
Deduct stipulated dividends	n/a	n/a	n/a	n/a
Deduct capital expenditures	(564)	(514)	(1,721)	(2,103)
Proceeds from disposition of capital assets	1	—	1	—
Standardized free cash flow (CICA guideline)	133	110	826	801
Other (line item in cash provided by operating activities)	35	(14)	41	(23)
Reduction (increase) in securitized accounts receivable	—	(100)	100	(200)
Other net changes in non-cash operating working capital	(46)	(46)	(19)	(93)
Proceeds from disposition of capital assets	(1)	—	(1)	—
Free cash flow (management’s definition)	121	(50)	947	485

6.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

Smartphones are advanced mobile devices or personal digital assistants (PDAs) that provide text messaging, email, multimedia downloads and social networking (e.g. Facebook Mobile) functionalities in addition to voice. TELUS reports smartphones as a percentage of gross postpaid subscriber additions and as a percentage of the postpaid subscriber base.

6.4 Definitions of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of adjusted net earnings. The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded on the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, loss on redemption of debt, and ongoing impacts of a net-cash settlement feature introduced in 2007.

Calculation of Dividend payout ratios

Measure for December 31 ($, except ratios)	2010	2009
Dividend payout ratio
Numerator — Annualized fourth quarter dividend declared per Common Share and Non-Voting Share	2.10	1.90
Denominator - Earnings per Common Share and Non-Voting Share	3.23	3.14
Ratio (%)	65	61
Dividend payout ratio of adjusted net earnings
Numerator — Annualized fourth quarter dividend declared per Common Share and Non-Voting Share	2.10	1.90
Adjusted net earnings ($ millions)
Net income attributable to Common Shares and Non-Voting Shares	1,034	998
Deduct favourable income tax-related adjustments	(30)	(165)
Add back loss on redemption of debt	37	69
Net-cash settlement feature	(7)	1
	1,034	903
Denominator — Adjusted net earnings per Common Share and Non-Voting Share	3.23	2.84
Adjusted ratio (%)	65	67

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument (NI) 41-101 and related instruments, and is calculated on a 12-month trailing basis as Net income before income taxes and interest expense on long-term debt, divided by interest expense on long-term debt. The calculation is based on total long-term debt, including losses on redemption of long-term debt and interest long-term debt due within one year.

EBITDA — excluding restructuring costs is defined as EBITDA described in Section 6.1, adding back restructuring costs of $74 million in 2010 and $190 million in 2009. This measure is used in the calculation of Net debt to EBITDA (excluding restructuring costs) and EBITDA (excluding restructuring costs) interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring costs interest coverage is calculated on a 12-month trailing basis and defined as EBITDA excluding restructuring costs, divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

Calculation of Net debt

As at December 31 ($ millions)	2010	2009
Long-term debt including current portion	6,056	6,172
Debt issuance costs netted against long-term debt	28	30
Derivative liability	404	721
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(2)	(70)
Cash and temporary investments	(17)	(41)
Proceeds from securitized accounts receivable derecognized in accounts receivable	400	500
Net debt	6,869	7,312

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the U.S.$741 million debenture as at December 31, 2010 (U.S.$1,348 million at December 31, 2009) that matures June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar debt and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from

1.5 to 2.0 times. Historically, Net debt to EBITDA — excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the years ended December 31, 2010 and 2009 are equivalent to Financing costs reported for those periods, as currently reported.

Total capitalization — book value is calculated as Net debt plus Owners’ equity, excluding accumulated other comprehensive income or loss.

Calculation of total capitalization

As at December 31 ($ millions)	2010	2009
Net debt	6,869	7,312
Owners’ equity
Common Share and Non-Voting Share equity	8,179	7,554
Add back Accumulated other comprehensive loss	18	72
Non-controlling interests	22	21
Total capitalization — book value	15,088	14,959

TELUS Corporation
interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions except per share amounts)	2010	2009	2010	2009

OPERATING REVENUES	$2, 551	$2,443	$9,779	$9,606
OPERATING EXPENSES
Operations	1,672	1,577	6,062	5,925
Restructuring costs	32	77	74	190
Depreciation	340	347	1,333	1,341
Amortization of intangible assets	103	94	402	381
	2,147	2,095	7,871	7,837
OPERATING INCOME	404	348	1,908	1,769
Other expense, net	11	10	32	32
Financing costs	102	230	510	532
INCOME BEFORE INCOME TAXES	291	108	1,366	1,205
Income taxes	64	(48)	328	203
NET INCOME	227	156	1,038	1,002
OTHER COMPREHENSIVE INCOME
Change in unrealized fair value of derivatives designated as cash flow hedges	—	33	54	69
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	(2)	—	—	(12)
Change in unrealized fair value of available-for-sale financial assets	—	—	—	1
	(2)	33	54	58
COMPREHENSIVE INCOME	$225	$189	$1,092	$1,060
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$226	$155	$1,034	$998
Non-controlling interests	1	1	4	4
	$227	$156	$1,038	$1,002
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$224	$188	$1,088	$1,056
Non-controlling interests	1	1	4	4
	$225	$189	$1,092	$1,060
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$0.70	$0.49	$3.23	$3.14
Diluted	$0.70	$0.49	$3.22	$3.14
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	$0.525	$0.475	$2.00	$1.90
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic	322	318	320	318
Diluted	324	318	321	318

TELUS Corporation
interim consolidated statements of financial position	(unaudited)

As at (millions)	December 31, 2010	December 31, 2009

ASSETS
Current assets
Cash and temporary investments, net	$17	$41
Accounts receivable	917	694
Income and other taxes receivable	56	16
Inventories	283	270
Prepaid expenses	113	105
Derivative assets	4	1
	1,390	1,127
Non-current assets
Property, plant, equipment and other, net	7,722	7,729
Intangible assets, net	5,134	5,148
Goodwill, net	3,572	3,572
Other long-term assets	1,744	1,602
Investments	37	41
	18,209	18,092
	$19,599	$19,219

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,495	$1,385
Income and other taxes payable	6	182
Restructuring accounts payable and accrued liabilities	111	135
Dividends payable	169	150
Advance billings and customer deposits	658	674
Current maturities of long-term debt	743	82
Current portion of derivative liabilities	419	62
Current portion of future income taxes	348	294
	3,949	2,964
Non-current liabilities
Long-term debt	5,313	6,090
Other long-term liabilities	638	1,271
Future income taxes	1,498	1,319
	7,449	8,680
Liabilities	11,398	11,644
Owners’ equity
Common Share and Non-Voting Share equity	8,179	7,554
Non-controlling interests	22	21
	8,201	7,575
	$19,599	$19,219

TELUS Corporation
interim consolidated statements of cash flows	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions)	2010	2009	2010	2009
OPERATING ACTIVITIES
Net income	$227	$156	$1,038	$1,002
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	443	441	1,735	1,722
Future income taxes	(45)	(314)	213	(83)
Share-based compensation	(40)	(40)	(30)	(23)
Net employee defined benefit plans expense	10	8	31	20
Employer contributions to employee defined benefit plans	(30)	(45)	(140)	(180)
Restructuring costs, net of cash payments	23	51	(24)	84
Other	(21)	14	(41)	23
Net change in non-cash working capital	129	353	(236)	339
Cash provided by operating activities	696	624	2,546	2,904
INVESTING ACTIVITIES
Capital expenditures	(564)	(514)	(1,721)	(2,103)
Acquisitions	—	—	—	(26)
Proceeds from the sale of property and other assets	7	—	10	—
Other	(2)	1	4	1
Cash used by investing activities	(559)	(513)	(1,707)	(2,128)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	8	—	15	1
Dividends paid to holders of Common Shares and Non-Voting Shares	(108)	(151)	(473)	(602)
Long-term debt issued	527	2,003	3,725	9,112
Redemptions and repayment of long-term debt	(597)	(1,956)	(4,127)	(9,244)
Dividends paid by a subsidiary to non-controlling interests	—	—	(3)	(6)
Cash provided (used) by financing activities	(170)	(104)	(863)	(739)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	(33)	7	(24)	37
Cash and temporary investments, net, beginning of period	50	34	41	4
Cash and temporary investments, net, end of period	$17	$41	$17	$41
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	$(142)	$(296)	$(471)	$(567)
Interest received	$1	$—	$3	$54
Income taxes (inclusive of Investment Tax Credits) (paid) received, net	$28	$4	$(311)	$(266)

segmented information	(unaudited)

Three-month periods ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2010	2009	2010	2009	2010	2009	2010	2009
Operating revenues
External revenue	$1,338	$1,225	$1,213	$1,218	$—	$—	$2,551	$2,443
Intersegment revenue	9	7	40	36	(49)	(43)	—	—
	$1,347	$1,232	$1,253	$1,254	$(49)	$(43)	$2,551	$2,443
EBITDA(1)	$476	$435	$371	$354	$—	$—	$847	$789
Capital expenditures	$192	$192	$372	$322	$—	$—	$564	$514
EBITDA less capital expenditures	$284	$243	$(1)	$32	$—	$—	$283	$275
					Operating revenues (above)		$2,551	$2,443
					Operations		1,672	1,577
					Restructuring costs		32	77
					EBITDA (above)		847	789
					Depreciation		340	347
					Amortization		103	94
					Operating income		404	348
					Other expense, net		11	10
					Financing costs		102	230
					Income before income taxes		291	108
					Income taxes		64	(48)
					Net income		$227	$1,038

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2010	2009	2010	2009	2010	2009	2010	2009
Operating revenues
External revenue	$5,014	$4,707	$4,765	$4,899	$—	$—	$9,779	$9,606
Intersegment revenue	33	28	155	134	(188)	(162)	—	—
	$5,047	$4,735	$4,920	$5,033	$(188)	$(162)	$9,779	$9,606
EBITDA(1)	$2,031	$1,933	$1,612	$1,558	$—	$—	$3,643	$3,491
Capital expenditures	$463	$770	$1,258	$1,333	$—	$—	$1,721	$2,103
EBITDA less capital expenditures	$1,568	$1,163	$354	$225	$—	$—	$1,922	$1,388
					Operating revenues (above)		$9,779	$9,606
					Operations		6,062	5,925
					Restructuring costs		74	190
					EBITDA (above)		3,643	3,491
					Depreciation		1,333	1,341
					Amortization		402	381
					Operating income		1,908	1,769
					Other expense, net		32	32
					Financing costs		510	532
					Income before income taxes		1,366	1,205
					Income taxes		328	203
					Net income		$1,038	$1,002

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.